                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                    Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                             NBG RADIO NETWORK INC.
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


            Nevada, USA                                   88-0362102
     ----------------------                   ---------------------------------
     State of Incorporation                   (IRS Employer Identification No.)


            520 S. W. 6th Avenue, Suite 75O, Portland, Oregon 97204
            -------------------------------------------------------
                    (Address of principal executive offices)


                    Issuer's Telephone Number, (503) 802-4624
                                               --------------


       Securities to be registered pursuant to Section 12(b) of the Act:
       -----------------------------------------------------------------
                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:
       -----------------------------------------------------------------
                     Common Shares, with par value of $0.001
                     ---------------------------------------
                                 (Common Stock)
                                 --------------


                                  Page 1 of 98
                          Index to Exhibits on Page 35



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                             NBG RADIO NETWORK INC.

                                   FORM 10-SB
                                TABLE OF CONTENTS

                                                                          Page

Item  1.   Description of Business........................................ 03

Item  2.   Management's Discussion and Analysis or Plan of
           Operation...................................................... 14

Item  3.   Description of Property........................................ 21

Item  4.   Security Ownership of Certain Beneficial Owners
           and Management................................................. 21

Item  5.   Directors, Executive Officers, Promoters
           and Control Persons............................................ 23

Item  6.   Executive Compensation......................................... 26

Item  7.   Certain Relationships and Related Transactions................. 27

Item  8.   Legal Proceedings.............................................. 28

Item  9.   Market Price for Common Equity
           and Related Stockholder Matters................................ 29

Item  10.  Recent Sales of Unregistered Securities........................ 30

Item  11.  Description of Securities...................................... 31

Item  12.  Indemnification of Directors and officers...................... 32

Item  13.  Financial Statements........................................... 33

Item  14.  Changes in and Disagreements with Accountants
           on Accounting and Financial Disclosure......................... 33

Item  15.  Financial Statements and Exhibits.............................. 34














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ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

NBG Radio Network Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is involved in the acquisition, creation and syndication of national radio programming and music production and distribution. The Company's approach to radio syndication is to produce and/or acquire specialty audio shows and enroll radio station affiliates to broadcast these programs.

The Company's head office is located at 520 S.W. 6th Avenue, Suite 750, Portland, Oregon 97204. The contact person is John A. Holmes III, President, Chief Executive Officer and Director. The telephone number is (503) 802-4624; the facsimile number is (503) 802-4626. The e-mail address is:
avanell@transport.com.

The Company's authorized capital includes 25,000,000 shares of common stock with a par value of $0.001; and, as of 4/3/98, 1,981,610 shares of common stock were outstanding.

The Company's common stock trades on the NASD Electronic Bulletin Board with the symbol "NSBD-BB".

The information in this Registration Statement is current as of 4/3/98, unless otherwise indicated.



HISTORICAL CORPORATE DEVELOPMENT

Incorporation

The Company was incorporated in Nevada, USA on 3/4/96.

The Company started business on 3/27/96 with initial shareholder contributions of $180,000. Effective 5/4/96 the Company acquired ITEX Media Services, Inc. ("Itex") along with its contracts and certain inventories for $775,000. The Company paid $175,000 down and Itex agreed to carry a note for the balance with payment terms spread over five years. Included in the sale were the following three nationally syndicated radio shows: 640 one hour programs entitled "The Golden Age of Radio," hosted by Victor Ives, 93 two minute programs entitled "Flashback - Moments in Time," also hosted by Victor Ives, and 62 two minute programs entitled "Sports Flashback," hosted by Joe DeNiro. In addition, a music distribution contract for Michael Allen Harrison, and purchase of The Image Audio Production Library were a part of the sales agreement. The acquisition was accounted for using the





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purchase method of accounting with the entire purchase price being allocated to music inventory.

Financings during Fiscal 1996 and 1997

In March 1996, the Company issued 475,000 shares of common stock for total consideration of $180,000.

In November 1996, the Company completed a private placement in which 600,000 units were sold. Total consideration received by the Company was $300,000. Net proceeds to the Company, after associated offering expenses, was $292,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of common stock for $1.00 during a six month period after the closing of the offering. (The offering closed on 11/30/96.) The time frame during which the holders may purchase an additional share of common stock for consideration of one share purchase warrant and $1.00 may be extended upon appropriate notice given to shareholders by the management. The proceeds of this private placement are being used for the construction of a production studio in Portland, Oregon; to provide additional capital for the development of new radio syndication products; and, for the general working capital of the Company.

During March 1998, 600,000 share purchase options were exercised at a price of $0.60 per option. Each option equaled one share of common stock subject to restriction under SEC Rule 144. The Company realized $360,000 from the exercise of these share purchase options.


BUSINESS

DESCRIPTION OF THE RADIO SYNDICATION AND RADIO ADVERTISING SALES INDUSTRY

There are currently approximately 10,000 commercial radio stations in the United States.

A radio station selects a format to attract a target listening audience and thereby attract commercial advertising directed at that audience.

The diversity in program formats has intensified competition among stations for local advertising revenue. A radio station has two principal ways of effectively competing for these revenues. First, it can differentiate itself in its local market by selecting and successfully executing a format targeted at a particular audience thus enabling advertisers to place their





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commercial messages on stations aimed at audiences with certain demographic characteristics. A station can also broadcast special programming, syndicated shows, sporting events or national news product, such as supplied by Nostalgia Broadcasting Corp., not available to its competitors within its format. National programming broadcast on an exclusive geographic basis can help differentiate a station within its market, and thereby enable a station to increase its audience and local advertising revenue.

Radio advertising time can be purchased on a local, regional or national basis. Local purchases allow an advertiser to select specific radio stations in chosen geographic markets for the broadcast of commercial messages. However, this process can be expensive and inefficient. Local and regional purchases are typically best suited for an advertiser whose business or ad campaign is in a specific geographic area. Advertising purchased from a radio network is one method by which an advertiser targets its commercial messages to a specific demographic audience, achieving national coverage on a cost efficient basis. In addition, an advertiser can choose to emphasize their message in a certain market or markets by supplementing a national purchase with local and/or regional purchases.

In recent years the increase in the number of program formats has led to more demographically specific listening audiences, making radio an attractive, alternative medium for national advertisers. In addition, nationally broadcast news, concerts and special event programming have made radio an effective medium of reach as well as frequency.

To verify audience delivery and demographic composition, specific measurement information is available to national advertisers by independent rating services. These rating services provide demographic information. Thus, national advertisers can verify that their advertisements are being heard by their target listening audience.


BUSINESS

Production and Syndication of Radio Programs:

The Company is in the business of producing and syndicating radio programs. The Company's approach to radio syndication is to produce and/or acquire specialty audio shows and to enroll radio station affiliates to broadcast these programs.

Nostalgia Broadcasting Corp. provides the programming needs of radio stations by supplying them with programs that they may not






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be able to produce on their own. The Company offers the stations a selection of regularly scheduled programming. Each program is offered for broadcast to one station in a geographic market thus assisting the station in competing for audience share in its local marketplace.

The Company has a number of people responsible for station relations and marketing its programs to radio stations.

The Company controls most aspects of production of its programs so that it can tailor them to respond to both current and changing listening preferences. Most of the programs are produced at the Company's in-house facilities, located in Portland, Oregon. The Company determines the content and style of a program based on the target audience it wishes to reach. It assigns a producer, writer, host and other personnel to record and produce the programs. Because the Company controls the production process, it can refine the content of the programs to respond to the needs of the stations and the advertisers. Also, it can alter program content in response to current and anticipated audience demand.

Nostalgia Broadcasting Corp. produces both short-form and long-form programs which fall into one of the following four categories: sports, finance, nostalgia, and general entertainment.

Talent currently signed as syndicated program hosts include: Peter Jacobsen (current PGA Tour player), Rick Barry (former player in the National Basketball Association and a member of the National Basketball Association's Hall of Fame), Dick Versace (current coach of the Milwaukee Bucks - National Basketball Association team), Steve Jones (current NBC-TV analyst for the National Basketball Association), and Mychal Thompson (former member of the Portland Trail Blazers National Association Basketball team) .

The Company currently produces and syndicates sixteen programs which reach approximately 1500 radio stations on a weekly basis. These programs include:

        1. CELEBRITY TALK, a daily two minute show featuring interviews with Hollywood celebrities;
        2. COLOR OF SUCCESS, a daily two minute program detailing the success stories of all colors and backgrounds;
        3. DOLLARS AND CENTS, A daily two minute vignette offering information and advice on investment opportunities and other aspects of the world of finance;





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

        4. THE FLIP SIDE, A daily two or three minute program highlighting the "A" and "B" sides of the old rock and roll 45's of the 50's and 60's;
        5. MODERN ROCK MINUTE, A daily two minute show giving listeners an inside look at the bands and musicians on the modern rock and alternative music scene;
        6. TEEN TIPS, A daily two minute show providing insights to teens on everything from fashion and music to school and relationships;
        7. TRAVEL NOTES, A daily two minute vignette offering tips for all kinds of travelers such as: where to go, what to see; and, how to get there;
        8. FASTBREAK, A daily two and one half minute show focusing on what's happening in the world of basketball with an emphasis on the NBA season;
        9. OUTDOOR TIPS, A daily two minute program providing helpful hints on anything that people might want to explore in the great outdoors;
        10. SPORTS MEMORIES, Basketball Hall of Fame player Rick Barry personally interviews the world's top former athletes highlighting some of history's greatest sports memories in this daily two and one half minute show;
        11. TEEIN' IT UP, PGA tour player Peter Jacobsen explores the world of golf with tips, stories, and interviews with golf celebrities in this two and one half minute show;
        12. DANCE MIX AMERICA, A three hour weekly program that features the dance music of the 1970's;
        13. BIG BAND CLASSICS, This one hour weekly program features the music of the 1930's, 1940's and 1950's;
        14. THE COUNTRY OLDIES SHOW, A two hour weekly country music oldies show that features music popular from 1965 to 1985.;
        15. TRIVIA COAST-TO-COAST, A live three hour Sunday evening call-in program centered around entertainment. This program has been on the air on radio station KMOX in St. Louis for the past fifteen years; and,
        16. THE GOLDEN AGE OF RADIO, A daily one hour program featuring old time radio shows including Fibber McGee and Molly, X Minus One, Edgar Bergen and Charlie McCarthy.

Radio stations are able to obtain quality programming from Nostalgia Broadcasting Corp. to meet their objective of attracting larger listening audiences and increasing local advertising revenue.

The Company does not require the radio stations which utilize its programs to identify the Company as the supplier of the programs. This provides the stations with a high degree of customization and flexibility, as each station has the right to present the




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programs provided by the company as if the station had generated such programs with its own resources.








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Future Program Plans:

Currently under development is a variety of programming designed to fit various radio station formats. Projects currently underway include:

        1. An additional 124 Flashback programs have been written and are now ready for recording.
        2. An agreement to purchase a radio show series entitled "Big Band Classics", hosted by Warrent Durham is now in place. Multimedia Access Company, the producer of this new show, has completed the first fifty one hour productions and there are 225 additional one hour shows under development.
        3. A new radio Flashback series entitled "Entertainment Flashback" is under construction and will be hosted by Steve Fisher.
        4. Tentative agreements are now in place for a new one hour nationally syndicated radio show produced with the endorsement and permission of the USO to be known as "'The USO Hour."
        5.      Additional radio syndication pilots under consideration are:

                        a.      "Taking It To Heart" hosted by Dr. Mark Tager
                        b.      "Dollars & Senses" hosted by Dave Simons
                        c. "Great American Hero's" hosted by Robert Pamplin Jr. and Gary Eisler
                        d. "Cue Tips", a billiards program for Brunswick, AMF and the Billiards Congress
                        e.      "Sports Talk" hosted by Joe Namath
                        f. "Tee Time Golf" to be sponsored by the PGA of America
                        g.      "Dave on Politics" hosted by David Neal
                        h.      "The Microsoft Minute" hosted by Michael Gruen

Sales of Advertising Radio Time:

The Company's principal source of revenue is selling radio time to advertisers. In a typical relationship for a one hour show provided by the Company, a radio station agrees to provide the Company with one 60 second advertising spot each time a show is broadcast. This spot is not contained within the program and it is accruable for future use. This advertising spot credit is for broadcast during requested day part periods, and is subject to availability.

In addition to the accruable credit earned as shows are broadcast, the Company typically retains one half of the advertising spots within each program aired. For example, "The




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Golden Age of Radio" (a program syndicated by the Company) is broadcast for one hour a day on 188 stations, each of which represent a different geographic market. The actual show is 55 minutes in length allowing for a news broadcast at the top of the hour. Contained within this 55 minute show are ten 60 second, (or twenty 30 second) advertising slots. Half of these advertising slots may be sold by the local station to local advertisers, and the other half are owned by the Company and are available for sale to national advertisers. The Company may also sell the additional 60 second accrued spot it has acquired outside the program for each one hour show. The company enables national advertisers to purchase advertising time and to have their commercial messages broadcast on radio stations throughout the United States, reaching demographically defined listening audiences. The Company delivers both of the major demographic groups targeted by national advertisers: the 25 to 54-year old adult market and the 12 to 34-year old youth market. The Company currently sells advertising time to over 100 national advertisers.

Examples of current advertisers are: Johnson & Johnson, Dryers Ice Cream, JC Penneys, Sears, America West, Holland America, Pet Smart, Sporting News, The American Association of Retired Persons, TWA Airlines, Princess Cruise Lines, Rice-A-Roni, Golf Digest, Kraft Salad Dressings, Country Time Lemonade, Cool Whip, Bain De Solei, Passport Travel Guide, and Coastland Media.

As the Company's business has developed, the Company has sold increasing amounts of its commercial advertising airtime inventory to regional/national advertisers. For the fiscal year ended 11/30/96, total revenues from airtime sales were $120,719 and for the fiscal year ended 11/30/97, total revenues from airtime sales were $795,655.

COMPETITION

Nostalgia Broadcasting Corp. operates in an extremely competitive environment. When it attempts to place its programs with radio stations, it competes directly with radio networks, independent radio syndication organizations, producers and distributors.

The Company also competes for advertising revenue with network television, cable television, print and other forms of communications media. Management feels that the quality of its programming and the strength of its industry relations and advertising sales force enable it to compete effectively with other forms of communication media. Nostalgia Broadcasting markets its programs to the radio stations that it believes have the largest and most desirable listening audience for each of its programs.





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The increase in the number of program formats has led to increased competition among local radio stations for audience. As stations attempt to differentiate themselves in an increasingly competitive environment, their demand for quality programming available from outside programming sources increases. This demand has been intensified by high operating and production costs at local radio stations and increased competition for local advertising revenue.

GOVERNMENT REGULATION

Radio broadcasting and station ownership are regulated by the Federal Communications Commission (FCC). Nostalgia Broadcasting Corp., as a producer and distributor of radio programs, is generally not subject to regulation by the FCC.

RISK FACTORS

1. COMPETITION WITHIN THE INDUSTRY. The success of the Company's business is largely dependent on its ability to place and maintain contracts with radio stations for its programs. The Company faces significant competition for these radio stations from other providers of programming. The Company also faces competition from individual radio stations and groups of radio stations that provide their own programs. Some of the Company's current and potential competitors may offer alternative types of programming and may have substantially greater financial, technical, marketing and other resources that the Company. There can be no assurance that the Company's business will not be adversely affected by current or increased competition for the provision of programs in the markets in which it operates.

2. DEPENDENCE ON ADVERTISING REVENUES. The success of the Company's business is closely linked to the performance of the advertising industry. A decline in national and regional advertising would have a negative effect on the Company's revenues. There can be no assurance that such a decline will not occur, or that the Company's business will not be materially adversely affected thereby.

3. COMPETITION FOR ADVERTISING SALES. The business of selling broadcast advertising time is highly competitive. The Company competes for advertising dollars with other media such as newspapers and magazines, outdoor advertising, network radio advertising, yellow page directories and point of sale advertising. There can be no assurance that the Company will not be adversely affected by such competition in the future.

4. DEPENDENCE ON KEY PERSONNEL. The Company's continued success is dependent, to a large degree, upon the efforts of its current





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executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected.

5. LIMITED OPERATING HISTORY. The Company has a limited history of providing programs to radio stations and selling radio advertising time. The recent success of increasing advertising sales may not be indicative of the results of its efforts in the future.

6. MAINTENANCE OF OLD AND ESTABLISHMENT OF NEW RELATIONSHIPS. The Company's continued growth is dependent, in part, on its ability to maintain and establish new relations with radio stations to place its programs. There can be no assurance that the Company will be able to establish new relations or to maintain existing relations with radio stations in the future.

7. INCREASING CAPITAL REQUIREMENTS. The Company's expansion into new markets will require significant additional capital expenditures. There can be no assurance that the Company will be able to secure financing for such expenditures when needed or on terms acceptable to it. Also, the Company's day to day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. There can be no assurance that the Company will be able to continue to finance the maintenance and replacement of such equipment.

8. RISKS IN THE RADIO SYNDICATION INDUSTRY. The success of any radio syndication enterprise is largely dependent on public taste, which is both unpredictable and susceptible to change without warning or explanation. Accordingly, it is impossible for anyone to precisely and accurately predict the success of any entertainment project.

9. FUTURE CLAIMS OF OWNERSHIP OF MUSIC. The material used in the Company's production of vintage radio shows is generally from the 30's, 40's and 50's. Various artists, producers, and writers may assert claims of ownership regarding these materials. And, although the Company has completed extensive research related to the materials it uses in its new production of old time radio shows, it is likely that one or more artists, producers, or writers may assert ownership rights.






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10. OBJECTIONABLE CONTENT OF PROGRAMMING. The Company is careful to screen old time radio materials that may be overly objectionable to current ethnic, religious, or political groups. However, there is risk that someone might find various themes objectionable and may initiate litigation associated with such matters.

11. CONTINUING USE OF MUSIC CONTAINED IN PRODUCTION LIBRARY. The music contained in the Company's Image Audio Production Library was written and produced by a number of musicians who have granted rights to the Company for the use of their music. There is no guarantee that these musicians will continue to grant rights for the use of their music.

12. LOSS OF ACCRUED ADVERTISING TIME. The Company typically retains one half of the advertising spots within each program aired on each radio station. Radio stations may change ownership, making these agreements with previous management obsolete.


SIGNIFICANT CUSTOMERS AND/OR SUPPLIERS

The Company customers are located throughout the United States. Seven customers account for approximately $624,074 or 78% of sales for the year ended November 30, 1997, and $211,714 or 93% of accounts receivable. Three customers account for approximately $179,000 or 89% of sales for the period March 27 (date of inception) through November 30, 1996, and $67,000 or 89% of accounts receivable.

EMPLOYEES
At 1/31/98 the Company operated with the services of its Directors, Executive Officers, and eleven additional employees and consultants. There is no collective bargaining agreement in place.









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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SELECTED FINANCIAL DATA

The selected financial data in Table No. 1 for Fiscal 1997 ended November 30 and the period 3/27/96 (date of inception) to 11/30/96, was derived from the financial statements of the Company which were audited by Andersen Andersen & Strong L.C., independent Certified Public Accountants, as indicated in their report which is included elsewhere in this Registration Statement.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results Of Operations".

                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)



                                                   Year Ended          The Period
                                                    11/30/97            3/27/96
                                                                       (date of
                                                                      inception)
                                                                      to 11/30/96
                                                     -------            -------
  Revenue                                            $   803            $   203
  Net Income (Loss)                                  $  (134)           $   (77)
  (Loss) per Share                                   $ (0.12)           $ (0.14)
  Dividends per Share

  Wtg. Avg. Shares (000)                               1,110                563

  Working Capital                                    $   584            $   876
  Long - Term Debt                                   $   388            $   553
  Shareholders' Equity                               $   284            $   417
Total Assets                                         $1,1861            $ 1,213








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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATION

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the fiscal year ended 11/30/97 and for the period 3/27/96 (date of inception) to 11/30/96 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company was incorporated in Nevada, USA on 3/4/96.

The Company started business on 3/27/96 with initial shareholder contributions of $180,000. Effective 5/4/96 the Company acquired ITEX Media Services, Inc. ("Itex") along with its contracts and certain inventories for $775,000. The Company paid $175,000 down and Itex agreed to carry a note for the balance with payment terms spread over five years. The acquisition was accounted for using the purchase method of accounting with the entire purchase price being allocated to music inventory.

In November 1996, the Company completed a private placement in which 600,000 units were sold. Total consideration received by the Company was $300,000. Net proceeds to the Company, after associated offering expenses, was $292,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share of common stock for $1.00 during a six month period after the closing of the offering. (The offering closed on 11/30/96.) The time frame during which the holders may purchase an additional share of common stock for consideration of one share purchase warrant and $1.00 may be extended upon appropriate notice given to shareholders by the management. The proceeds of this private placement are being used for the construction of a production studio in Portland, Oregon; to provide additional capital for the development of new radio syndication products; and, for the general working capital of the Company.

During March 1998, 600,000 share purchase options were exercised at a price of $0.60 per option. Each option equaled one share of common stock subject to restriction under SEC Rule 144. The Company realized $360,000 from the exercise of these share purchase options.

The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company expects to grow at rates that will require more funds than will be generated by profitable operations which the Company expects to report during Fiscal 1998 and Fiscal 1999. The Company has had preliminary discussions with various parties regarding the sale





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of equity capital; however, there are no definitive agreements and there can be no assurance that additional equity capital sales can be completed.

The Company occasionally engages in barter trading for its own account and has a blended cash - trade purchasing program in which it spends trade dollars and US dollars.

The Company currently has agreements in place with ITEX Corporation, International Barter Corporation and Illinois Trade Association. The terms of these agreements call for selling radio time to these specific clients in exchange for barter dollars.

At each balance sheet date, in accordance with generally accepted accounting principles, any positive trade balance of the Company would he evaluated for net realizable value. The Company would adjust the carrying value of the trade dollars if the fair market value of the trade dollars is less than the carrying value or it is probable that not all trade dollars will be used.

At a meeting of the Board of Directors held on January 15, 1998 it was resolved that the Company would appoint Neal & Associates, LLC to source and negotiate barter transactions and contracts and that John A. Holmes must approve all barter transactions submitted by Neal & Associates, LLC.

Stock-based compensation. The Company adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation" during fiscal 1997. Through 11/30/97, the Company had no stock option plan or other compensation program that would have resulted in any reportable data under Statement 123.

Statement 123 also applies to transactions in which a company issues its own common stock to acquire goods/services from non-employees. Because the Statement 123 method of accounting has not been applied to common stock issued during Fiscal 1997 for services, the resulting pro- forma compensation costs may not be representative of that to be expected in future years. The implementation of Statement 123 may have a material effect on the Company's financial statements and the pro forma disclosures in the notes thereto in future periods; however, the impact on future years is not known or reasonably estimable.

Business Concentration

The Company's customers are located throughout the United States. Seven customers accounted for approximately $624,074 or 78% of sales for the year ended November 30, 1997, and $211,714 or 93% of accounts receivable. Three customers accounted for





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

approximately $170,000 or 89% of sales for the period March 27 (date of inception) through November 30, 1996, and $67,000 or 89% of accounts receivable.

Cash Balances

The Company maintains its major cash balances at one financial institution located in Portland, Oregon. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At 4/1/98, there were no uninsured cash balances.

Commitments and Contingencies

The Company leases its office facility in Portland, Oregon. The Company entered into a five year lease in April, 1998. The lease payments for the first year are $2792.17 per month and in the fifth year of the lease the payments are $3553.67 per month.

The Company has a note payable at $142,438 per year, including interest at 6% per annum, collateralized by equipment and accounts receivable. The balance of this note as of 11/30/97 was $480,000.

The Company has a second note payable at $378 per month, including interest at 10.5% per annum, collateralized by equipment. The balance of this note as of 11/30/97 was $5,307.

The Company also has a note payable to a shareholder at $711 per month, including interest at 8.25% per annum, collateralized by equipment and accounts receivable. The balance of this note as of 11/30/97 was $16,258.

The Company has a second note payable to a shareholder at $1,060 per month, including interest at 8.25% per annum, collateralized by equipment and accounts receivable. The balance of this note as of 11/30/97 was $24,243.

The Company has a third note payable to a shareholder at $588 per month, including interest at 8.25% per annum, collateralized by equipment and accounts receivable. The balance of this note as of 11/30/97 was $13,453.

The annual maturities of the above long-term debt is $251,433 for fiscal 1998 and $387,808 for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 1997 Ended 11/30/97 and the Period March 27, 1996 (Date of Inception) to 11/30/96

Cash Used In 1997 Operating Activities totaled ($231,021), including the ($133,503) Net Loss; the primary adjusting items were ($45,823) in payment of long-term debt and acquisition of inventories for media, $19,161 in depreciation, $4,413 in deferred tax, ($140,421) in accounts receivable, ($63,580) in inventories, ($14,340) in other current assets, $61,724 in accounts payable, and $81,348 in accrued expenses. Cash Used in, 1997 Investing Activities totaled $6,918. Cash provided by 1997 Financing Activities totaled $75,172.

Cash Used In 1996 Operating Activities totaled ($175,486), including the $77,237 Net Loss; the primary adjusting items were $9,473 of common stock issued for services, $17,756 in depreciation, $1,200 in bad debt expenses, $5,446 in deferred tax, ($74,664) in accounts receivable, ($162,788) in inventories, $82,418 in accounts payable and $22,910 in accrued expenses. Cash provided from 1996 investing Activities totaled $451,536. Cash used by 1996 Financing Activities totaled ($590).


RESULTS OF OPERATIONS

Fiscal 1997 Ended 11/30/97 and the Period March 27, 1996 (Date of Inception) to 11/30/96

The Company experienced significant revenue growth in fiscal 1997 as compared to the Period March 27, 1996 (Date of Inception) to 11/30/96. Total revenues increased by $599,538. ($802,765 as compared to $203,227)

This growth is primarily attributable to a $681,976 growth in advertising income offset by a decrease of $61,485 in music and radio income and a decrease of $20,953 in consulting income.

Gross profit margins continue to be high. For fiscal 1997 the gross profit of $626,115 represented a margin of 78%. For the period 3/27/96 (Date of inception) to 11/30/96, the gross profit of $165,062 represented a margin of 81%. The cost of sales as a percentage of total revenues continue to remain in the 18% to 22% range. For fiscal 1997 the cost of sales was $176,65O or 22% of total revenues and for the period 3/27/96 (Date of inception) to 11/30/96, the cost of sales was $38,165 or 18.7% of total revenues.

General and administrative expenses totaled $755,205 for fiscal 1997. These were broken as follows: advertising expenses of $26,348; wages and employee benefits of $295,587; rent of $47,206; interest of $26,075; depreciation of $19,161;
consulting and professional fees of $72,854; and, other expenses of $267,974. General and administrative expenses were 94% of total revenues for fiscal 1997 as compared to 116.5% for the period 3/27/96 (Date of inception) to 11/30/96.

For fiscal 1997, the Company reported a loss before income taxes of ($129,090) as compared to ($71,781) for the period 3/27/96 (Date of Inception) to 11/30/96.

The Company reported a net loss for fiscal 1997 of ($133,503) as compared to a net loss of ($77,237) for the period 3/27/96 (Date of Incorporation) to 11/30/96. Fiscal 1997 loss per share was ($0.12) as compared with ($0.14) for the period 3/27/96 (Date of Inception) to '11/30/96.

Inflation

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

FORWARD-LOOKING STATEMENTS

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filing made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", is anticipated", "estimate", "Project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions that could have a material adverse effect on the Company's financial position, future results of operations, or liquidity.

However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in the mix of corporate trade and trade exchange revenue; (ii) possible inability of the Company to attract investors for its equity securities or otherwise raise adequate funds from any source, (iii) increased governmental regulation of the barter business, (iv) a decrease in the cash fees and commission realized by the Company based on a material decrease in corporate or retail barter transactions and (v) the inability of the Company to acquire additional barter exchanges in a timely manner and the inability to integrate these acquisitions in a profitable manner.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY

The Company rents approximately 3,046 square feet of space at 520 SW 6th Avenue, Suite 750, Portland, Oregon 97204 for administrative and sales efforts and for recording and producing radio programs. The Company considers the facility adequate for current purposes.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Registrant is a publicly-owned corporation, the shares of which are owned by United States residents and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of 4/3/98 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2
                                 5% Shareholders



 Title                                       Amount and Nature               Percent
  of                                          of Beneficial                    of
 Class     Name of Beneficial Owner             Ownership                    Class #
------------------------------------------------------------------------------------
Common           Dennis McKay                    475,000                     24.0%

 TOTAL                                           475,000                     24.0%

# Based on 1,981,610 shares outstanding as of 4/3/98 and currently exercisable share purchase options.

Table No. 3 lists as of 4/3/98 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.


                                   Table No. 3
                Shareholdings of Directors and Executive Officers


 Title                                                   Amount and Nature           Percent
  of                                                       of Beneficial               of
 Class           Name of Beneficial Owner                    Ownership               Class #
--------------------------------------------------------------------------------------------
Common    Dennis McKay, Director                              475,000                 24.0%
Common    John Holmes, President & Director (1)                75,000                  3.8%
Common    John J. Brumfield, Vice President (2)                56,235                  2.9%
Common    Steven A. Sears, Director (3)                        56,666                  2.9%
Common    Peter Jacobsen, Director (4)                        29,00.0                  1.5%
Common    Dick Versace, Director (5)                           14,000                  0.7%

          TOTAL                                               705,901                 35.8%

# Based on 1,981,610 shares outstanding as of 4/3/98 and currently exercisable share purchase options.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Table No. 4 lists as of 4/3/98 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

                                   Table No. 4
                                    Directors


                                                                      Date First
                                                                         Elected
Name                                                Age             or Appointed
--------------------------------------------------------------------------------
John A. Holmes (1)                                  27                   1/30/98
Peter Jacobsen                                      45                   1/30/98
Dick Versace                                        44                   1/30/98
Steve Sears                                         30                   1/30/98
Dennis McKay                                        52                   1/30/98

(1) Member of Audit Committee.

Table No. 5 lists, as of 4/3/98, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.


                                   Table No. 5
                               Executive Officers


Name                            Position                 Date of Board Approval
-------------------------------------------------------------------------------
John Holmes                     President                               1/30/98
John J. Brumfield               Vice President/Controller               1/30/98
Lee A. Morgan                   Secretary                               1/30/98


Business Experience

JOHN HOLMES. Mr. Holmes is President, Chief Executive Officer and a Director of the Company. His responsibilities include coordinating strategy, planning, programming, promotions and station clearance. Before joining the Company, he worked for ITEX Media Services in radio syndication. Previously he worked for KMOV-CBS TV as a sports producer, and Radio Personalities, Inc., where he was Executive Producer for the following short form radio programs, "Offsides with Dan Dierdorf" and "Talking Football with Dick Vitale." Mr. Holmes attended St. Louis

University where he received a Bachelor of Science Degree and played on the varsity golf team.

JOHN J. BRUMFIELD. Mr. Brumfield is a Vice President and the Controller for the Company. He received his Bachelor of Science degree in Accounting from Portland State University. Prior to joining the Company he was the staff account for ITEX Corporation. Prior to joining ITEX Corporation he was a professional golfer on the Canadian PGA Tour and prior to that he worked as a staff accountant for Bogumil, Halzgang, & Associates of Portland, Oregon.

LEE A. MORGAN. Mr. Morgan is the Corporate Secretary for the Company. He received his Bachelor of Arts Degree from the University of Utah in 1988. He has been employed by Neal and Associates, a business consulting firm, for the past three years as the general manager. Prior to that, he was employed Itex Corporation as the company's National Recruitment Director.

PETER JACOBSEN. Mr. Jacobsen is a Director of the Company. He is currently the host of one of the Company's short form features, "Teein' It Up". This show is heard on over 350 radio stations each day. Jacobsen, a multiple PGA Tour winner and two time Ryder Cup participant, is also known as the host of the Portland, Oregon Fred Meyer Challenge, a tournament that brings many of the world's best golfers to play in the Pacific Northwest. He has had experience on ABC and ESPN as an on-course commentator, and is a world renowned golf course designer.

DICK VERSACE. Mr. Versace is a Director of the Company. He has coached basketball all levels and is currently a coach on the staff of the NBA's Milwaukee Bucks. Before accepting the Bucks job during the 1977 season, he participated in what had been for him an avocation - television and radio broadcasting. He is also a popular speaker in the United States and Europe, and has given numerous motivational talks to major corporations and associations over the past fifteen years.

STEVE SEARS. Mr. Sears is a Director of the Company. He is originally from Long Beach, California where he was President of the family owned construction business - Sears Roofing Service, Incorporated. He also served as Vice President for Robert Kerr & Associates, a real estate and construction company in Portland.

DENNIS MCKAY. Mr. McKay is a Director of the Company. He is an independent investor and general business consultant. He received his Bachelor of Commerce Degree from the University of Alberta, Canada and his Law Degree from the University of British Columbia. He was a principal in a law firm for fifteen years in British Columbia, after which he was admitted to the American

Samoa Law Society where he served as the legal advisor to the government of that country.

Involvement in Certain Legal Proceedings

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; and

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive officers.

ITEM 6. EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1997, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation programs

During 1997, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive officers of the Company in Fiscal 1998 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

Table No. 6 details compensation paid during Fiscal 1997 to the Chief Executive Officer and the next four highly paid Executive Officers, to the extent they were compensated in excess of $60,000. The table also lists compensation paid to all Executive Officers to the extent they were not compensated in excess of $60,000 and to all Executive Officers.

                                  Table No. 6
                           Summary Compensation Table



Name and                                                 Annual Compensation
                                ----------------------------------------------------------------
Principal                       Fiscal                                              Other Annual           Other
Position                         Year           Salary               Bonus          Compensation       Compensation
-------------------------------------------------------------------------------------------------------------------
John A. Holmes, III Pres         1997            $40,320            $00,000            $00,000            $00,000
                                 1996            $40,320            $00,000            $00,000            $00,000

John J. Brumfield V.P            1997            $33,350            $00,000            $00,000            $00,000
                                 1996            $33,350            $00,000            $00,000            $00,000


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September of 1996 the company purchased recording studio equipment from Joseph Mancuso, Salvatore Mancuso and Peter Knobbe. Joseph Mancuso is a current employee of the Company and a shareholder. Salvatore Mancuso is the brother of Joseph Mancuso and a shareholder of the Company. Peter Knobbe is a current shareholder of the Company. The Company paid for the recording studio equipment by the issuance of a note payable to each of these individuals.

The note payable to Joseph Mancuso is payable at $711 per month, including interest at 8.25% per annum. It is collateralized by equipment and accounts receivable. At the end of the period 3/27/96 (Date of Inception) to 11/30/96, the balance owing on this note was $22,600 and at the end of fiscal 1997 the balance owing was $16,258.

The note payable to Salvatore Mancuso is payable at $1,060 per month, including interest at 8.25% per annu. It is collateralized by equipment and accounts payable. At the end of the period 3/27/96 (Date of Inception) to 11/30/96, the balance owing on this note was $33,700 and at the end of fiscal 1997 the balance owing was $24,243.

The note payable to Peter Knobbe is payable at $588 per month, including interest at 8.25% per annum. It is collateralized by equipment and accounts payable. At the end of the period 3/27/96 (Date of Inception) to 11/30/96, the balance owing on this note was $18,700 and at the end of fiscal 1997 the balance owing was $13,453.

Other than discussed above, there have been no transactions since 3/27/96 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8. LEGAL PROCEEDINGS

Other than discussed below, the Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than discussed below, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

The Company is currently in arbitration with an employment agency to settle an amount owed to the agency for supplying it with an employee. The employee was terminated prior to the end of the full probation period and the Company has offered the employment agency an amount less than the original agreed upon amount.

ITEM 9. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades on the NASD Electronic Bulletin Board in the United States, having the trading symbol "NSBD-BB" and CUSIP# 669746109. The common stock commenced public trading on 1/23/98. Trading volume and high/low/closing prices for the months of January, February, and March 1998 are disclosed in the following table:

                                   Table No. 7
                          NASBD Stock Trading Activity


MONTH                  HIGH            LOW              CLOSE           VOLUME
January             $   3.00         $   1.37         $   2.25         113,800
February            $   2.50         $   1.50         $   1.50          50,500
   March            $   2.12         $   1.50         $   1.62           27,20


The Company's common stock is issued in registered form. Atlas Stock Transfer (located in Salt Lake City, Utah) is the registrar and transfer agent for the common stock.

On 4/6/98, the shareholders' list for the Company's common shares showed registered shareholders and 1,981,610 shares outstanding, including 94 registered holders in the United States holding 1,132,317 shares and 14 registered holders outside the United States holding 849,293 shares.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

In March 1996, the Company issued 475,000 shares of common stock for total consideration of $180,000.

In November 1996, the Company completed pursuant to a private placement in the United States under Section 504 of Regulation D, in which 600,000 units were sold. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional share of common stock for $1.00 during the six month period after the closing of the offering which was 11/30/96. The time frame during which the holders could purchase an additional share of common stock for consideration of one share purchase warrant and $1.00 could be extended upon appropriate notice given to shareholders by the management.

In January 1998, the Company issued 59,250 common shares, subject to restriction under SEC Rule 144, as a bonus to individuals and/or corporations affiliated with the Company. The number of shares allocated to each of the people/corporations was based on a price of $0.60 per common share.

In January 1998, the Company issued 65,000 common shares, subject to restriction under SEC Rule 144, to an individual in exchange for printing services in the amount of $50,000.

In March 1998, certain individuals and employees exercised share purchase options where each option equaled one common share of stock subject to restriction under SEC Rule 144. The option strike price was $0.60 per share. A total of 600, 000 common shares subject to restriction under SEC Rule 144 were issued.

ITEM 11. DESCRIPTION OF SECURITIES

The authorized capital of the Registrant is 25,000,000 shares of common stock with par value of $0.001 of which 1,110,000 were issued and outstanding at 11/30/97, the end of the most recent fiscal year. At 4/3/98, there were 1,981,610 shares of common stock outstanding.

All of the authorized common stock of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Registrant, holders of common stock are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

There are no restrictions on the repurchase or redemption of shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.


Debt Securities to be Registered.   Not applicable.
American Depository Receipts.       Not applicable.
Other Securities to be Registered.  Not applicable.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws address indemnification under Article 12.

No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability of a director of officer (i for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ITEM 13. FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Andersen Andersen & Strong LC, independent Certified Public Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements for Fiscal 1997 and the period 3/27/96 (Date of Inception) to 11/30/96.



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                                 Not Applicable

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS


(A)     FINANCIAL STATEMENTS
The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Andersen Andersen & Strong LC, independent Certified Public Accountants, for the audited financial statements and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1997 and the period 3/27/96 (date of inception) to 11/30/96

Auditor's Report, dated 3/26/98

Consolidated Balance Sheets at 11/30/97 and 11/30/96

Consolidated Statements of Operations for the fiscal year ended 11/30/97 and the Period 3/27/96 (Date of Inception) to 11/30/96

Consolidated Statements of Stockholders' Equity for the Period 3/27/96 (Date of Inception) to 11/30/97

Consolidated Statements of Cash Flows for the Year ended 11/30/97 and the Period 3/27/96 (Date of Inception) to 11/30/96

Notes to Financial Statements

(B)     INDEX TO EXHIBITS:

        3.  Articles of Incorporation/By-Laws of the Company............... 49

        4. Instruments Defining Rights of Security Holders. - Refer to Exhibit No. 3.

        6.  Opinion re: Discount on Capital Shares. Not Applicable
        7.  Opinion re: Liquidation Preference. Not Applicable
        9.  Voting Trust Agreements. Not Applicable
        10. Material Contracts:

            a.  Letter Outlining Terms of Itex Media Services Purchase and
                Promissory Note Copy....................................... 58

        11. Statement re: Computation of EPS. Not Applicable
        12. Statement re: Computation of Ratios. Not Applicable
        14. Material Foreign Patents. Not Applicable
        16. Letter re: Change of Accountant. Not Applicable
        21. Subsidiaries of the Registrant. Not Applicable
        24. Power of Attorney. Not Applicable
        27. Financial Data Schedule. Not Applicable
        28. Information from Reports Furnished to State Insurance Regulatory Authorities. Not Applicable

        99. Other Material Documents:
            a.  Information Statement regarding 600,000 unit private placement, dated 9/10/96.............................................. 65
            b.  Final Form D regarding 600,000 unit private placement, dated
                9/6/96..................................................... 79
            C.  Final NY Form M-11 regarding 600,000 unit private placement, dated...................................................... 84

            d.  Notice/Agenda/Minutes regarding Annual Meeting of Shareholders held 1/30/98 .............................................. 87

            e.  Minutes of Board of Directors Meeting held on
                1/15/98.................................................... 90

            f.  Certificate of Name Change................................. 95
            g.  Certificate of Existence................................... 97

            SIGNATURE PAGE................................................. 98

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY

                 CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           November 30, 1997 and 1996

                 [ANDERSEN ANDERSEN & STRONG, L.C. LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders and Board of Directors of Nostalgia Broadcasting Corporation
Portland, Oregon


We have audited the accompanying consolidated balance sheets of Nostalgia Broadcasting Corporation and subsidiary as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended November 30, 1997 and the period March 27, 1996 (date of inception) to November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nostalgia Broadcasting Corporation and subsidiary as of November 30, 1997 and 1996, and the results of their operations and cash flows for the year ended November 30, 1997 and the period March 27, 1996 (date of inception) to November 30, 1996, in conformity with generally accepted accounting principles.




/s/ ANDERSEN ANDERSEN & STRONG, L.C.
March 26, 1998
Salt Lake City, Utah

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           November 30, 1997 and 1996


================================================================================


                                                         1997          1996
                                                     -----------   -----------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents (Note 2)                 $   112,693   $   275,460
  Accounts receivable, net of allowance
     for doubtful accounts of $1,200 in 1997
     and 1996 (Note 2)                                   213,885        73,464
  Inventories (Note 2)                                   752,191       762,788
  Other current assets                                    14,340            --
  Deferred tax asset (Note 9)                                468           468
                                                     -----------   -----------

            Total Current Assets                       1,093,577     1,112,180
                                                     -----------   -----------

PROPERTY AND EQUIPMENT, at cost, net of
     accumulated depreciation (Notes 2 and 3)             92,278       100,367
                                                     -----------   -----------

                                                     $ 1,185,855   $ 1,212,547
                                                     ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                $   144,142   $    82,418
     Other current liabilities                           108,412        22,910
     Current portion of long-term debt (Note 4)          251,433       131,246
                                                     -----------   -----------

            Total Current Liabilities                    503,987       236,574
                                                     -----------   -----------

  OTHER LIABILITIES
     Long-term debt (Note 4)                             387,808       552,823
     Deferred income tax (Notes 2 and 9)                  10,327         5,914
                                                     -----------   -----------

              Total Other Liabilities                    398,135       558,737
                                                     -----------   -----------

  STOCKHOLDERS' EQUITY
     Common stock, $.001 par value; authorized
          20,000,000 shares; issued and outstanding
          500,000 shares (Note 5)                            500           500
     Additional paid-in capital (Note 5)                 188,973       188,973
     Subscribed stock, 610,000 shares (Note 5)           305,000       305,000
     Retained deficit                                   (210,740)      (77,237)
                                                     -----------   -----------

              Total Stockholders' Equity                 283,733       417,236
                                                     -----------   -----------

                                                     $ 1,185,855   $ 1,212,547
                                                     ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
       FOR THE YEAR ENDED NOVEMBER 30, 1997 AND THE PERIOD MARCH 27, 1996
                    (DATE OF INCEPTION) TO NOVEMBER 30, 1996

================================================================================


                                                         1997          1996
                                                     -----------   -----------
REVENUES
  Advertising income                                 $   802,695   $   120,719
  Consulting income                                           70        21,023
  Music and radio income                                      --        61,485
                                                     -----------   -----------

       Total Revenues                                    802,765       203,227

COST OF SALES                                            176,650        38,165
                                                     -----------   -----------

GROSS PROFIT                                             626,115       165,062
                                                     -----------   -----------

GENERAL AND ADMINISTRATIVE EXPENSES
     Advertising                                          26,348        25,820
     Wages and employee benefits                         295,587        68,856
     Rent                                                 47,206        13,184
     Interest                                             26,075        25,264
     Depreciation                                         19,161        17,756
     Consulting and professional                          72,854        35,693
     Other                                               267,974        50,270
                                                     -----------   -----------

          Total General and Administrative Expenses      755,205       236,843
                                                     -----------   -----------

  Net Loss Before Income Taxes                          (129,090)      (71,781)

  Income tax expense (Note 9)                              4,413         5,456
                                                     -----------   -----------

  Net Loss                                           $  (133,502)  $   (77,237)
                                                     -==========   ===========

  Net Loss Per Share (Note 2)                        $     (0.12)  $     (0.14)
                                                     -==========   ===========

  Weighted average number of shares outstanding        1,110,000       563,125
                                                     -==========   ===========





   The accompanying notes are an integral part of these financial statements.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD MARCH 27, 1996 (DATE OF INCEPTION) TO NOVEMBER 30, 1997


================================================================================



                                           COMMON STOCK           ADDITIONAL
                                        -------------------        PAID-IN       SUBSCRIBED   RETAINED
                                        SHARES       AMOUNT        CAPITAL         STOCK       DEFICIT         TOTAL
                                        ------       ------        -------         -----      ---------        -----
Issuance of common shares
  ($0.38 per share)                     475,000     $     475     $ 179,525       $    --     $      --      $ 180,000
Issuance of common shares
  for services ($0.38 per share)         25,000            25         9,448            --            --          9,473
Subscription of common shares
  for inventory ($0.50 per share)            --            --            --         5,000            --          5,000
Private placement of subscribed
  shares ($0.50 per share)                   --            --            --       300,000            --        300,000
Net loss for the period March 27,
     1996 (date of inception) to
  November 30, 1996                          --            --            --            --       (77,237)       (77,237)
                                        -------     ---------     ---------       -------     ---------      ---------

BALANCE AT NOVEMBER 30, 1996            500,000           500       188,973       305,000       (77,237)       417,236

Net loss for the year ended
  November 30, 1997                          --            --            --            --      (133,503)      (133,503)
                                        -------     ---------     ---------       -------     ---------      ---------

BALANCE AT NOVEMBER 30, 1997            500,000           500     $ 188,973       305,000     $ 210,740)      $283,733
                                        =======     =========     =========       =======     =========      =========





   The accompanying notes are an integral part of these financial statements.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       For the Year Ended November 30, 1997 and the Period March 27, 1996
                    (Date of Inception) to November 30, 1996


================================================================================


                                                                    1997          1996
                                                                 ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                      $(133,503)     $ (77,237)
   Adjustments to reconcile net loss to cash provided
        by operating activities:
        Shares issued for services                                                  9,473
        Payment of long-term debt and acquisition of
          inventories for media                                    (45,823)            --
        Depreciation                                                19,161         17,756
        Bad debt expense                                                --          1,200
        Deferred tax                                                 4,413          5,446
   Changes in operating assets and liabilities:
        Accounts receivable                                       (140,421)       (74,664)
        Inventories                                                (63,580)      (162,788)
        Other current assets                                       (14,340)            --
        Accounts payable                                            61,724         82,418
        Accrued expenses                                            81,348         22,910
                                                                 ---------      ---------

            Net Cash Used by Operating Activities                 (231,021)      (175,486)
                                                                 ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Issuance of common stock                                           --        480,000
     Acquisition of property and equipment - net                    (6,918)       (28,464)
                                                                 ---------      ---------
            Net Cash Provided (Used) by Investing Activities        (6,918)       451,536

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from long-term debt                                   99,980             --
     Payments on long-term debt                                    (24,808)          (590)
                                                                 ---------      ---------
            Net Cash Provided (Used) in Financing Activities        75,172           (590)
                                                                 ---------      ---------
     Net increase (decrease) in cash and cash equivalents         (162,767)       275,460
     Cash and cash equivalents at beginning of period              275,460             --
                                                                 ---------      ---------
            Cash and Cash Equivalents at End of Period           $ 112,693       $275,460
                                                                 =========      =========
   SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                                      $   5,819      $   2,663
                                                                 =========      =========
     Cash paid for income taxes                                  $      --      $      --
                                                                 =========      =========

               NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
       FOR THE YEAR ENDED NOVEMBER 30, 1997 AND THE PERIOD MARCH 27, 1996
                    (DATE OF INCEPTION) TO NOVEMBER 30, 1996

================================================================================

                                                                  1997         1996
                                                                --------     --------
SUPPLEMENTAL SCHEDULE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
  Acquisition of fixed assets in exchange for 10,000 shares
     of subscribed common stock and notes payable               $     --     $ 89,659
  Payment of long-term debt and acquisition of
     inventories for media                                       194,177           --
  Acquisition of inventory in exchange for notes
     payable (See Note 8)                                             --      750,000
    Acquisition of fixed assets for Trade Dollars                  4,154           --




   The accompanying notes are an integral part of these financial statements.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 1997 AND 1996

================================================================================


1.  ORGANIZATION AND BUSINESS ACTIVITY

Nostalgia Broadcasting Corporation (the Company) was organized under the laws of the State of Nevada on March 27, 1996. The Company is involved in the acquisition, creation and syndication of national radio programming and music production and distribution.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions have been eliminated.

Revenue Recognition

The Company recognizes revenue from the sale of advertising, music and radio programs when the buyer has made an unconditional commitment to secure air time on the network and the Company has completed the act of fulfilling the advertising during the secured time.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of less than three months to be cash equivalents.

Inventories

Inventories consist of music and radio programs and are stated at the lower of cost (first-in first-out basis) or market.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets ranging from 7 to 31 years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           NOVEMBER 30, 1997 AND 1996

================================================================================


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)-

Dividend Policy

The Company anticipates that for the foreseeable future, its earnings will be retained for use in its business and no cash dividends will be paid. Declaration and payment of dividends will remain within the discretion of the Company's board of directors and will depend upon the Company's growth, profitability, financial condition and other factors which the board of directors may deem appropriate.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Loss Per Share

The computation of loss per common share is based on the weighted average number of shares outstanding during the period.

Allowance for Doubtful Accounts

The Company provides an allowance for uncollectible accounts which are doubtful of collection. The allowance is based upon management's periodic analysis of receivables, evaluation of current economic conditions and other pertinent factors. Ultimate losses may vary from current estimates and, as additions to the allowance become necessary, they are charged against earnings in the period they become known. Losses are charged and recoveries are credited to the allowance.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is required. The Company intends to annually assess the carrying value of its long-lived assets using the analysis described above.

Marketing and Advertising Costs

All costs relating to marketing and advertising are expensed in the year incurred. Amounts expensed for the years ended November 30, 1997 and 1996 were approximately $26,000 and $26,000, respectively.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           November 30, 1997 AND 1996


================================================================================


3.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at November 30, 1997 and 1996:


                                                    1997             1996
                                                  ---------        ---------
    Office equipment                              $  15,017        $   7,936
    Studio equipment                                 93,036           90,618
    Office furniture                                 11,499           13,129
    Leasehold improvements                            8,866            6,440
                                                  ---------        ---------

                                                    128,418          118,123
    Less accumulated depreciation                   (36,140)         (17,756)
                                                  ---------        ---------

    Total                                         $  92,278        $ 100,367
                                                  =========        =========

Depreciation expense for the year ended November 30, 1997, and the period March 27, 1996 (date of inception) to November 30, 1996, was $19,161 and $17,756, respectively.

4.  LONG-TERM DEBT

At November 30, 1997 and 1996, long-term debt consisted of the following:

                                                         1997          1996
                                                        -------      -------
    Note payable, due January 14, 1998,
    including interest at 9% per annum,
    convertible to common stock upon mutual
    agreement, collateralized by
    accounts receivable                                $ 49,980      $    --

    Note payable, due January 14, 1998,
    including interest at 9% per annum,
    convertible to common stock upon mutual
    agreement, collateralized by
    accounts receivable                                  50,000           --

    Note payable at $142,438 per year, including
    interest at 6% per annum, collateralized by
    equipment and accounts receivable                   480,000      600,000

    Note payable at $378 per month, including
    interest at 10.5% per annum, collateralized
    by equipment                                          5,307        9,069

    Note payable to shareholder at $711 per
    month, including interest at 8.25% per
    annum, collateralized by equipment and
    accounts receivable                                  16,258       22,600

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           November 30, 1997 and 1996

================================================================================


4.  LONG-TERM DEBT (continued)-

    Note payable to shareholder at $1,060 per
    month, including interest at 8.25% per
    annum, collateralized by equipment and
    accounts receivable                            $  24,243      $  33,700

    Note payable to shareholder at $588 per
    month, including interest at 8.25% per
    annum, collateralized by equipment and
    accounts receivable                               13,453         18,700
                                                   ---------      ---------
                                                     639,241        684,069
    Less current portion                            (251,433)      (131,246)
                                                   ---------      ---------

      Total                                        $ 387,808      $ 552,823
                                                   -========      =========

The annual maturities of long-term debt for the next five years are as follows:


    Year ending
    November 30,                                                      Amount
    ------------                                                      ------
    1998                                                            $251,433
    1999                                                             387,808
    2000                                                                  --
    2001                                                                  --
    2002                                                                  --
                                                                    --------

    Total                                                           $639,241
                                                                    ========

5.  COMMON STOCK

In March of 1996, 475,000 shares of common stock were issued for $180,000. In September of 1996, 25,000 common shares were transferred to an officer of the Company in exchange for services rendered valued at $9,473. Also, in September of 1996, inventory was acquired in exchange for 10,000 subscribed common shares at a value of $5,000. (See Note 8.)

In November of 1996, the Company completed a private placement in which 600,000 units were subscribed for $300,000. Each unit consists of one common share and one warrant. The warrants were immediately exercisable and tradeable after the closing of the offering. Each warrant entitled the holder to purchase one additional share at a price of $1.00 per share during a 6 month period after the closing of the offering. The warrants were extended to expire on June 30, 1998.

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           NOVEMBER 30, 1997 AND 1996

================================================================================


6.  LEASES

The Company currently leases office space on a month-to-month basis. The rental payment is $2,678 per month and covers base rent plus a share of the operating costs. The rent amount is a fixed rate through December 31, 1999. The Company also rents a warehouse storage unit on a month-to-month basis for $168 per month.

7.  SARSEP SAVINGS PLAN

The Company maintains a SARSEP savings plan whereby, the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Company currently has no matching contributions policy.

8.  ACQUISITION

On May 4, 1996, the Company acquired ITEX Media Services, Inc. along with its contracts and certain inventories for $775,000. The Company paid $150,000 down and signed a promissory for $600,000 to be repaid over a 5-year period. (See
Note 4). The acquisition was accounted for using the purchase method of accounting with the entire purchase price being allocated to music inventory.

9.  INCOME TAXES

The provision for income taxes consisted of the following at November 30, 1997 and 1996:

                                                       1997             1996
                                                       -----           -----
    Federal
      Current                                         $   --          $   --
      Deferred                                         4,413           5,446
    State                                                 --              10
                                                      ------          ------

    Total income tax expense                          $4,413          $5,456
                                                      ======          ======

Deferred tax liabilities (assets) are comprised of the following at November 30, 1997 and 1996:

    Noncurrent deferred tax liabilities            $ 10,327        $  5,914
    Current deferred tax assets                        (468)           (468)
    Valuation allowance                                  --              --
                                                   --------        --------
    Net deferred tax liability                     $  9,859        $  5,446
                                                   ========        ========

                NOSTALGIA BROADCASTING CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                           November 30, 1997 and 1996


================================================================================



9.  INCOME TAXES (continued)-

A reconciliation of the consolidated income tax expense on income tax expense on income per the U.S. Federal Statutory rate to the reported income tax follows:

    Taxes at U.S. Federal Statutory rate                 $4,413       $5,446
    State income taxes                                       --           10
    Other                                                    --           --
                                                         ------       ------

                                                         $4,413       $5,456
                                                         ======       ======


10. BUSINESS AND CREDIT CONCENTRATIONS

The Company's customers are located throughout the United States. Seven customers account for approximately $624,074 or 78% of sales for the year ended November 30, 1997, and $211,714 or 93% of accounts receivable. Three customers account for approximately $179,000 or 89% of sales for the period March 27 (date of inception) through November 30, 1996, and $67,000 or 89% of accounts receivable.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, accounts payable and notes payable approximate the respective values. The estimated fair values have been determined by the Company using appropriate valuation methodologies and available market information. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange, a comparison of the carrying value of those financial instruments, none of which are held for trading purposes, is as follows:


                                                       Carrying           Fair
                                                        Amount            Value
                                                       --------          -------
Assets:
  Cash                                                 $112,693          112,693
  Accounts receivable                                   213,885          213,885

Liabilities:
  Accounts payable and liabilities                      188,288          188,288
  Long-term debt                                        639,241          639,241

Cash, accounts receivable and accounts payable. The carrying value of such items approximates their fair value at December 31, 1997.

Long-term debt. Fair value of such debt is based on rates currently available to the Company for debt of similar terms and remaining maturities. There are no quoted prices for the debt or similar debt.

                           ARTICLES OF INCORPORATION

                                       OF

                          NOSTALGIA BROADCASTING CORP.


     FIRST.  The name of the corporation is:

                          NOSTALGIA BROADCASTING CORP.

     SECOND. Its registered office in the State of Nevada is located at 2533 North Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada.

     THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

     (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

     (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

     (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

     (D)  Shall have power to sue and be sued in any court of law or equity.

     (E)  Shall have power to make contracts.

     (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

     (G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

     (H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

     (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

     (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

     (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

     (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

     (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

     (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

     (O) Shall have power to do all and everything necessary and proper for the accomplishments of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

     (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

     (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

     FOURTH. That the total number of common stock authorized that may be issued by the Corporation is TWENTY-FIVE THOUSAND (25,000) shares of stock without nominal or par value and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

     FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

     The name and post office address of the first Board of Directors shall be one (1) in number and listed as follows:

          NAME                                     POST OFFICE ADDRESS
          ----                                     -------------------
      Patrick McMullen                             2533 North Carson Street
                                                   Carson City, Nevada 89706

     SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debits of the corporation.

     SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

          NAME                                     POST OFFICE ADDRESS
          ----                                     -------------------
      Patrick McMullen                             2533 North Carson Street
                                                   Carson City, Nevada 89706

     EIGHTH. The resident agent for this corporation shall be:

                           LAUGHLIN ASSOCIATES, INC.

The address of said agent, and the registered or statutory address of this corporation in the state of Nevada, shall be:

                           2533 North Carson Street
                           Carson City, Nevada 89706


     NINTH. The corporation is to have perpetual existence.

     TENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

     Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.

     To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

     By resolution passed by a majority of the whole Board, to designate one
(1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

          When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

          ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

          TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section
78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

          THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

          I. THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 27th day of March, 1996.


                                        /s/ PATRICK McMULLEN
                                      --------------------------------
                                            Patrick McMullen


STATE OF NEVADA    )
                   ) SS:
CARSON CITY        )


On this 27th day of March, 1996, in Carson City, Nevada, before me, the undersigned, a Notary Public in and for Carson City, State of Nevada, personally appeared:

                                   Patrick McMullen

Known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.


                /s/ DANIEL KRAMER                  [NOTARY SEAL]
             -------------------------------
                   Notary Public




I, Laughlin Associates, Inc. hereby accept as Resident Agent for the previously named Corporation.





3/27/96        /s/ PATRICK McMULLEN
-------------------------------------------
Date              Service Coordinator

               CERTIFICATE OF AMENDING ARTICLES OF INCORPORATION

                                       OF

                          NOSTALGIA BROADCASTING CORP.

     The undersigned being the President and Secretary of Nostalgia Broadcasting Corp., a Nevada corporation, hereby certifies that by majority vote of the board of directors and majority vote of the stockholders at a meeting on August 30, 1996, it was agreed that this Certificate Amending Articles of Incorporation.

     The undersigned further certifies that the original Articles of Incorporation of Nostalgia Broadcasting Corp. was filed with the Secretary of State of Nevada on the 27th day of March, 1996. The undersigned further certified that Article Fourth shall be amended to read as follows:

     Article Fourth:

     "Fourth: That the total number of shares of common stock authorized that may be issued by the Corporation is TWENTY MILLION (20,000,000) shares of stock with a par value of $.001 per share, and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors."

     The undersigned hereby certifies that he has on this 5th day of September, 1996, executed this Certificate Amending the original Articles of Incorporation heretofore filed with the Secretary of State of Nevada.


                                        /s/ STEVEN F. STUCKER
                                        -----------------------------------
                                        President

                                        /s/ STEVEN F. STUCKER
                                        -----------------------------------
                                        Secretary


STATE OF NEVADA    )
                   )  SS:
COUNTY OF CARSON   )

     On this 5th day of September, 1996, before me, the undersigned, a Notary Public in and for the County of Carson, State of Nevada, personally appeared Steven F. Stucker, known to me to be the person whose name is subscribed to the foregoing Certificate Amending Articles of Incorporation and acknowledged to me that he executed the same.


                                        /s/ CHERYL HILL
                                        -----------------------------------
                                        Notary Public

[NOTARY SEAL]

                         [ITEX CORPORATION LETTERHEAD]



May 23, 1996

Steven F. Strucker
President and Chairman of the Board
Nostalgia Broadcasting Corporation
2533 North Carson Street
Carson City, NV 89706

Dear Mr. Strucker:

     This Letter of Intent outlines the material terms of a proposed transaction in which ITEX Corporation ("Seller"), would sell to Nostalgia Broadcasting Corporation ("NBC") the following:

     a. All of the Seller's right, title and interest in certain cassettes, records and masters of radio programs and broadcasts (the "Programs") which are more particularly described on Exhibit A hereto, all of which make up the contents of a radio program marketed by Seller known as The Golden Age of Radio ("GAR").

     b. All of the Seller's right, title and interest in certain compact discs and the music rights associated with those discs of original music selections (the "Music") which are more particularly described on Exhibit B hereto, all of which make up the contents of a music program marketed by Seller known as Image Audio ("Image").

     C. All of the issued and outstanding shares of ITEX Media Services, Inc., a Nevada corporation ("IMS") which are owned by Seller.

     These acquisitions would be consummated pursuant to one or more definitive, mutually acceptable acquisition agreements encompassing substantially the following terms and conditions as well as other material terms deemed reasonably necessary by either party.

     1. Purchase of GAR. NBC would purchase all of Seller's rights to the GAR Programs listed on Exhibit A for the sum of Four Hundred Thousand Dollars ($400,000.00) payable One Hundred Thousand Dollars ($100,000.00) at closing and the balance through a note bearing interest at 6% per annum and payable in five
(5) equal annual installments of principal and accrued interest.

     2. Purchase of Image. NBC would purchase all of Seller's rights to the Image Music listed on Exhibit B for the sum of Three Hundred Fifty Thousand Dollars ($350,000.00) payable Fifty Thousand Dollars ($50,000.00) at closing and the balance through a note bearing interest at 6% per annum and payable in five
(5) equal annual installments of principal and accrued interest.

Mr. Steven F. Strucker
May 23, 1996
Page 2


      3. Acquisition of Issued and Outstanding Shares of IMS. NBC would purchase all of the issued and outstanding shares of IMS which are owned by Seller for the sum of Twenty-Five Thousand Dollars ($25,000.00) payable at closing.

      4. Status of Existing Due Bills. All due bills, media credits and station credit inventories earned by Seller prior to the effective date would remain the property of ITEX Corporation. NBC would be credited with all revenues earned on and after the effective date. In addition, NBC would guarantee fulfillment on any due bills which may be outstanding and which were sold by Seller prior to the effective date, that is, there would be no liability on the part of ITEX Corporation on any due bills that may be outstanding on or before the effective date.

     5. Right of First Refusal. Over several years Seller has developed a market and techniques for selling media time in trade transactions, that is, transactions not involving cash. The price of the assets proposed to be sold by Seller does not reflect the value of the expertise and market development for this kind of trade. Therefore, the acquisition agreement(s) or a separate agreement would provide for NBC to grant Seller a right of first refusal on any trade transactions proposed to be entered into by NBC for media time acquired through GAR, Image or the assets of IMS. This right of first refusal would permit Seller, upon its election to participate, to purchase the media time earned by NBC from NBC at 90% of the value of the trade transaction. The transaction would then proceed with Seller as the provider of the media credits for the transaction.

      6. The Closing. The Closing of the transaction contemplated hereby would take place as soon as practicable, but in no event later than June 30, 1996, unless extended by mutual agreement of the parties. If possible the effective date of the acquisition agreement(s) will be May 4, 1996.

      7. Conditions. This Letter and agreement(s) are and would be subject to the following conditions:

            a. The reasonable satisfaction of NBC and Seller with the other's operations and financial condition as of the Closing. This includes all information and documentation necessary to satisfy NBC as to Seller's bona fide rights to the Program and the Music. Without limiting the generality of the foregoing, Sellers shall have obtained and documented to ITEX all consents, approvals and assignments necessary to assign to ITEX the rights, including distribution agreements for all of the Programs listed on Exhibit A and the Music listed on Exhibit B.

            b. Approval of the form and substance of the Agreement by the Board of Directors of NBC and Seller.

Mr. Steven F. Strucker
May 23, 1996
Page 3

          c. The consummation of the transaction contemplated by the Agreement does not violate any law, regulation, order, writ, injunction, or decree of any court or governmental body or result in the creation or imposition of any mortgage, lien, charge, or encumbrance of any nature upon any of the properties of either party, pursuant to any mortgage, resolution, agreement, or instrument to which either NBC or the Seller is a party.

          d. Such other conditions as are usual and reasonable in acquisition agreement(s) of the type contemplated hereby.

          e. As an additional inducement to NBC, Seller would provide a zero fee ITEX account to NBC for a period of five (5) years after closing.

     8. Disclosure and Confidentiality. Each party agrees to treat as confidential all information furnished or to be furnished by or on behalf of the other party in accordance with the provisions of this Letter, excluding (a) information already known by the party receiving the information (the "Recipient") or generally known to the public; (b) information that has entered or does enter the public domain through no fault of the recipient; or (c) information made available to third parties upon the written authorization of a duly authorized officer, employee or representative of the party providing such information (collectively the "Information"). The Information will be used solely for the purpose of evaluating the transaction contemplated hereby, and will be kept confidential by the recipient and its representatives, agents and advisors, provided that (i) any of such Information may be disclosed to the recipient's representatives, agents and advisors who need to know such Information for the purpose of evaluating the transactions described above; (ii) any disclosure of such Information may be made if the party supplying the information consents in writing; and (iii) such Information may be disclosed if so required by law and upon the advice of counsel. If the transaction contemplated hereby is not consummated, the recipient will return to the disclosing party all material containing or reflecting the Information and will not retain any copies, extracts or other reproductions thereof. The provisions of this paragraph shall survive the termination of this Letter of Intent. Except as required by law, neither party shall make any public announcements of public disclosures with respect to the matters contemplated hereby without the written consent of the other party, which consent shall not be unreasonably withheld.

     9. Brokers. Each party represents that there are no brokers or finders involved in the contemplated transaction.

    10. Non-binding Effect. This Letter is not binding upon any party hereto and, until the agreement(s) are signed, no party will have any legal obligation to any other party.

Mr. Steven F. Strucker
May 23, 1996
Page 4

     This Letter outlines only certain of the major business terms of our understanding. These terms, as well as customary and appropriate representations, covenants, conditions, indemnities, and other provisions remain to be negotiated with resolutions mutually satisfactory to all parties in the agreement(s) to be prepared by ITEX. The parties agree to proceed diligently with negotiations toward such agreement(s).

     If you are in agreement with the terms of this Letter, please acknowledge same by signing below and returning one copy of this Letter to me as promptly as possible.

Yours truly,

ITEX Corporation



By /s/ MICHAEL NEAL
   ------------------------------------------------------
   Michael Neal, Vice-President



AGREED AND ACCEPTED

Nostalgia Broadcasting Corporation



By /s/ STEVEN S. STUCKER
   ------------------------------------------------------
   Steven F. Stucker, President and Chairman of the Board      Date 5/24/96
                                                                    ---------

                            IRREVOCABLE STOCK POWER

     FOR VALUE RECEIVED the undersigned does hereby sell, assign and transfer, to ITEX Corporation, a Nevada corporation whose address is 10300 S.W. Greenburg Road, Suite 370, P.O. Box 2309, Portland, OR 97208-2309, two thousand five hundred (2,500) shares of the Common Stock of ITEX Media Services, Inc., a Nevada corporation, represented by Certificate No. _____ standing in the name of the undersigned, who does hereby irrevocable constitute and appoint the said ITEX Corporation, by its designated representative, as Attorney to transfer the said stock on the books of the said ITEX Media Services, Inc., with full power of substitution in the premises.

NOTE: The signature(s) to this assignment must correspond with the name(s) as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatever.


                                   /s/ STEVEN F. STUCKER
                                   -------------------------------------------
                                   NOSTALGIA BROADCASTING CORPORATION
                                   By Steven F. Stucker, its President


                                   SIGNATURE GUARANTEE STAMP:


                                   -------------------------------------------
                                   Name of Guarantor


                                   -------------------------------------------
                                   Authorized Signature

                                                  Date:
                                                       -----------------------

                         [ITEX CORPORATION LETTERHEAD]

July 18, 1996


                              VIA FEDERAL EXPRESS

Steven F. Stucker, President
Nostalgia Broadcasting Corporation
400 West King Street, Suite 301
Carson City, NV 89703


Dear Mr. Stucker:


     Michael Baer, President of ITEX Corporation, has directed me to send you the enclosed duplicate originals of the Acquisition Agreement and Stock Acquisition Agreement notwithstanding that it will be some short time before we receive the documents requested in my letter of July 8. Specifically, we are still waiting for basic documents which indicate the financial position of NBC (such as an unaudited balance sheet) and the ability of NBC to service the debt represented by the $600,000 promissory note to make up part of the purchase price for the assets being bought.

     In addition to the Agreements, I enclose a copy of a promissory note for the $600,000 balance owing and a security agreement covering the collateral pledged to secure the note. Please execute and return BOTH originals of each Agreement and the Secured Promissory Note. I will then return a signed original of the Agreements for your files.

     Thank you for your attention to this matter.

Sincerely,

/s/  Donovan C. Snyder
----------------------------------
     DONOVAN C. SNYDER
     Corporate Counsel

enclosures

cc: Michael Baer

                            SECURED PROMISSORY NOTE

$600,000.00                                                        July 19, 1996



       FOR VALUE RECEIVED, the undersigned ("Maker") hereby promises to pay to ITEX Corporation, a Nevada corporation, or order, at 10300 S.W. Greenburg Road, Suite 370, P.O. Box 2309, Portland, OR 97208-2309, the principal sum of Six Hundred Thousand Dollars ($600,000.00), together with interest from May 5, 1996 at the rate of six percent (6%), per annum, payable in five (5) equal annual payments, the first such payment due May 4, 1997 quarterly and each subsequent payment due of the 4th day of May of each month thereafter until the entire balance of principal and unpaid interest is paid in full.

       Maker may prepay this Promissory Note at any time in full or in part without any penalty.

       Maker hereby agrees that in the event it fails to pay, when due, any amount payable hereunder and such default continues for a period of 30 days ("Default"), all unpaid amounts hereunder may, at holder's discretion, be declared due and payable, and interest shall accrue on all such amounts at the highest legal rate per annum.

       Should this Note be placed in the hands of an attorney for collection, Maker agrees to pay, in addition to the unpaid balance of principal and all accrued interest, all costs of collection including a reasonable attorney's fee.

       To secure payment of this Note, Maker hereby grants to ITEX Corporation a security interest in and to those assets described in a Security Agreement of even date herewith and according to the terms and conditions of such Security Agreement.

       This Note may be assigned by the holder hereof at any time, and the assignee hereof shall have all right, title and interest herein.

       Maker hereby waives presentment, demand, notice of dishonor, protest and, to the fullest extent permitted by applicable law, any and all notices, advertisements, hearings or process of law in connection with the exercise by the holder hereof of its rights and remedies upon Default. This Note shall be governed by and construed in accordance with the laws of the State of Utah without giving effect to the choice of law provisions thereof.

       IN WITNESS WHEREOF, the Maker has executed this Promissory Note on the date first above written.


                                       NOSTALGIA BROADCASTING CORPORATION
                                             a Nevada corporation

                                       By  /s/  STEVEN F. STUCKER
                                       -------------------------------------
                                                Steven F. Stucker, President
Attest:


----------------------------
Secretary

INFORMATION STATEMENT

                          NOSTALGIA BROADCASTING CORP.
                                (A Nevada Corp.)
                                  600,000 units

                         Offering price - $.50 PER UNIT


EACH UNIT CONSISTS OF 1 SHARE OF COMMON STOCK, PAR VALUE ($.001) OF NOSTALGIA BROADCASTING CORP. (the "Company") AND ONE CLASS A WARRANT. ("Warrant") EACH CLASS A WARRANT ENTITLES THE HOLDER TO PURCHASE AN ADDITIONAL SHARE OF COMMON STOCK AT A PRICE OF $1.00 PER SHARE DURING A 6 MONTH PERIOD AFTER THE CLOSE OF THE OFFERING.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE DILUTION, AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "HIGH RISK FACTORS" FOR SPECIAL FACTORS CONCERNING THE COMPANY.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FORGOING AUTHORITIES PASSED UPON THE ADEQUACY OF THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



--------------------------------------------------------------------------------

PAYMENT FOR THE UNITS SHOULD BE MADE BY CHECK OR MONEY ORDER PAYABLE TO "Nostalgia Broadcasting, Corp".

--------------------------------------------------------------------------------


                                             Underwriter's
                            Price to          Commissions        Proceeds to the
                            Investors        and Discounts         Company(2)
                            ---------        -------------         ----------
Per unit.................   $      0.50           $-O-           $         0.50
Maximum (600,000 units)     $300,000.00           $-O-           $   300,000.00

                          (see notes on following page)

                          Nostalgia Broadcasting Corp.
                      10300 S.W. Greenburg Road, Suite 390
                             Portland, Oregon 97223
                                 (503)293-2601


          The date of this Information Statement is September 10, 1996

(FOOTNOTES FROM COVER PAGE)

(1) The Units are being offered on behalf of the Company by the Management of the company (who will not be paid for such services), on a "best efforts only" basis with respect to all 600,000 units. There can be no assurance that any or all of the Units being offered will be sold. Because this is a "best efforts only" offering, with no minimum required to be sold, the proceeds may be released to the Company upon receipt thereof, while the offering continues for the remaining unsold Units. The offering expires November 10, 1996. Management can elect to extend the offering to January 10, 1997.

(2) The proceeds to the Company set forth in the table to the cover page of the Offering Document have been computed before deduction of expenses that will be incurred in connection with this offering including filing, printing, legal, accounting, transfer agent and other fees. It is estimated that the expenses to be incurred by the company in connection with this offering will be approximately $7,500. It is estimated that the net proceeds to the Company after deducting all expenses in connection with the offering will be approximately $292,500. (This figure does not include any proceeds which would be realized upon the exercise of any warrants.)

Prior to this offering there has been no market for the Units, the Common Stock (the shares") or the Warrants of Nostalgia Broadcasting Corp. (the "Company"). There can be no assurance that any trading market in these securities will develop hereafter, or that any trading if developed, will continue. The Company is not subject to reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange" Act), meaning that it is not required to file annual or quarterly reports with the Securities and Exchange Commission. The Company is conducting this offering pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 (the "Act), which exempts from registration with the Securities and Exchange Commission offerings of up to $1,000,000 which comply with the requirements of the Rule.








                                      (ii)

BLUE SKY NOTICE

IT IS ANTICIPATED THAT THE UNITS DESCRIBED HEREIN WILL BE OFFERED FOR SALE ONLY IN THE STATE OF NEW YORK. A DESCRIPTION OF THE RELEVANT CONDITIONS AND RESTRICTIONS REQUIRED BY THE STATE OF NEW YORK IS SET FORTH BELOW.

NOTICE TO NEW YORK RESIDENTS.

THIS DOCUMENT HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS INFORMATION STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF.

THE UNITS ARE OFFERED BY THE COMPANY SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL OR CANCELLATION OF ANY OFFERING WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT TO REJECT ANY ORDER, IN WHOLE OR PART, FOR THE PURCHASE OF ANY OF THE UNITS OFFERED HEREBY.









                                      (iii)

                                TABLE OF CONTENTS

                                                                    Page

SUMMARY...............................................................1

THE RADIO SYNDICATION INDUSTRY........................................1

MUSIC PRODUCTION LIBRARIES............................................1

BUSINESS OF THE COMPANY...............................................2

HIGH RISK FACTORS.....................................................4

USE OF PROCEEDS.......................................................6

LEGAL PROCEEDINGS.....................................................6

MANAGEMENT............................................................6

PRINCIPAL SHAREHOLDERS................................................8

CERTAIN TRANSACTIONS..................................................8

DESCRIPTION OF SECURITIES.............................................9

SUBSCRIPTION OFFER....................................................9







                                      (iv)

                                     SUMMARY

The following is a summary of certain information contained in this Information Statement and is qualified in its entirety by the more detailed information appearing elsewhere in the Information Statement.

THE COMPANY

Nostalgia Broadcasting Corp. (the "company" or "NBC") was incorporated in the State of Nevada on March 4, 1996. NBC is involved in the acquisition, creation and syndication of national radio programming and music production and distribution.

                  DESCRIPTION OF THE RADIO SYNDICATION INDUSTRY

Radio syndication is one of America's high growth industries. With the deregulation Act of 1996, radio stations and radio syndicators are enjoying a business boom. Recent public offerings by radio syndicators have done well. With almost 10,000 radio stations licensed in America alone, there is a growing need for radio programming. Although there are approximately 100 various radio syndicators, perhaps only six produce and distribute more than five shows.

There are five public companies that specialize in radio syndication. These include: Premiere Radio Network of Los Angeles, CA; Westwood One of New York; Children's Radio AAHS of Los Angeles, CA; Metro Networks of Houston, Texas; and SFX of Dallas, Texas.

The company's approach to radio syndication is to produce and/or acquire specialty audio shows and enroll radio station affiliates to broadcast these programs. In a typical relationship for a one hour show, a radio station agrees to provide Nostalgia with one 60 second advertising spot each time a show is broadcast. This spot is not contained within the program, and it is accruable for future use. This advertising spot credit is for broadcast during requested daypart periods, and subject to availability.

In addition to the accruable credit earned as shows are broadcast, the Company typically retains one half of the advertising spots within each program aired. For example, at the time of this writing, "The Golden Age of Radio" is broadcast for one hour a day on 188 stations, each of which represent a different geographic market. The actual show is 55 minutes in length allowing for a NEWS broadcast at the top of the hour. Contained within this 55 minute show are ten 60 second, (or twenty 30 second) advertising slots. Half of these ad slots may be sold by the local station to local advertisers; the other half are owned by Nostalgia and are available for sale to national advertisers. Nostalgia may also sell the additional 60 second accrued station spot it has acquired outside the program for each one hour show.

                           MUSIC PRODUCTION LIBRARIES

Radio and television stations have, over the years, purchased music to use for their clients and for station introductions and themes. Many of the currently available music libraries are out-of-date and not produced according to today's standards. There is a substantial market for music libraries that have been produced using high technology. There are a number of production libraries that allow a station to use music contained within their library on a royalty basis.

In the mid 1980's a joint venture led by Corky Coreson formed a business to produce a music library that would consist of 30 and 60 second music beds designed for commercial ad production and as intros for television and radio programming. A talented group of Portland area musicians was assembled to produce the musical compositions. The initial library consisted of three compact discs with approximately 244 separate music beds. In 1992 Jim Haydon, an expert in the field of commercial music production, completed an additional three hundred tracks to bring the library up to six volumes. A seventh CD was produced in 1995 which includes longer themes and various sound effects. Music tracks are varied and represent many different styles ranging from classical to rock, country, jazz, etc. The music has been created and mastered digitally to make the production library a state-of-the-art collection. Image Audio is a significant asset to any television or radio production team.

The company acquired the Image Audio Production Library from ITEX Corporation as part of the purchase of ITEX Media Services, Inc. in May, 1996. The sale of the Image Audio Production Library to radio stations is done on a 100% barter basis. Television and cable marketing has not yet begun. In payment for unlimited use of the music contained within the Image Audio Library, radio stations provide accruable advertising credit to NBC. Station credit is inventoried by station call letters for future use and this time may be sold by Nostalgia in either cash or barter sales; to national advertising clients. Local marketing of station credit is also permitted, but may not be sold to existing clients of the station or marketed in such a way as to undermine their normally advertised station rates.

                             BUSINESS OF THE COMPANY

NBC started business in March, 1996 with initial shareholder contributions of $180,000. Effective May 4,1996 the company acquired ITEX Media Services, Inc. along with its contracts and certain inventories, from ITEX Corporation for $775,000. The Company paid $175,000 down; ITEX Corp. agreed to carry a note for the balance with payment terms spread over five years. Included in the sale were three nationally syndicated radio shows as follows: 640 one hour programs entitled "The Golden Age of Radio," hosted by Victor Ives, 93 two minute programs entitled "Flashback -- Moments in Time," also hosted by Mr. Ives, and 62 two minute programs entitled "Sports Flashback," hosted by Joe DeNiro. In addition, a music distribution contract for Michael Allen Harrison, and purchase of The Image Audio Production Library were a part of the sales agreement.

CURRENT DEVELOPMENTS

The company is positioning itself to become a dominant force in radio syndication. Currently under development is a wide variety of programming to fit various radio station formats. Projects now under way include:

1 - An additional 124 Flashback programs have been written and are now ready for recording.

2 - An agreement to purchase a radio show series entitled "Big Band Classics", hosted by Warren Durham is now in place. Multimedia Access Company, the producer of this new show has completed the first fifty one hour productions and there are 225 additional one hour shows under development.

3 - The Image Audio Music Production Library is being expanded by seven additional CD's of commercial music and sound effects. Target date for completion: December 30. 1996.

4 - A new radio Flashback series entitled "Entertainment Flashback" is under construction and will be hosted by Steve Fisher.

5 - Tentative agreements are now in place for a new one hour nationally syndicated radio show produced with the endorsement and permission of the USO to be known as "The USO Hour." Committed advertisers include JC Penney's, British Airways.

6 - Additional radio syndication pilots under consideration are:

        "Taking It To Heart" hosted by Dr. Mark Tager

        "Dollars & Senses" by Dave Simons

        "Great American Heros" by Robert Pamplin Jr. and Gary Eisler

        "Cue tips" (a billiards program for Brunswick, AMF, and the Billiards Congress)

        "Sports Talk with Joe Namath"

        "Tee Time Golf" to be sponsored by the PGA of America

        "Dave on Politics" hosted by David Neal

        "The Microsoft Minute" hosted by Michael Gruen

7 - Construction of a new recording studio in Portland, Oregon is targeted for completion by mid 1997 predicated on the successful completion of this offering.

Proposals are now working through the management of Cadillac, Sears, Norwegian Cruise Lines, Microsoft, and the PGA. Proposals are pending with the American Heart Association and several other nationally recognized institutions. Current clients are JC Penney's, British Airways, Princess Cruise Lines, Johnson & Johnson, and Pepcid AC. The company also has pending barter business.

NBC's new product development is market driven. Niche radio programming important to specific national advertisers is target one. Although seeking nationally recognized cash advertisers is the company's priority, the development of accrued prepaid station credit to fund future barter marketing projects is also a major focus of the company.

Negotiations are in progress for the Company to acquire additional product for use in radio syndication. For example, a library consisting of 3,884 - 7 1/2" IPS Full Track audio reel tapes containing old time radio shows is currently available for purchase. Assuming this contemplated transaction takes place, and/or any other plan of similar construction, the purchase price will be based on a third party independent appraisal of the materials and new shares will be issued predicated on some formula related to the "then" trading price of the company's common stock. New shares issued in this manner would be restricted as to resale in accordance with the Securities Act of 1933 and as modified in 1934, Regulation D, Rule 144. However, any new issue of shares would have the net effect of diluting the percentage of existing shareholders and this plan on the part of management should be carefully considered as a part of any investment decision.

                                HIGH RISK FACTORS

The Securities offered hereby involve a high degree of risk. Prospective investors, prior to making an investment decision, should carefully consider, along with matters referred to herein, the following risk factors:

1. ABSENCE OF SUBSTANTIAL OPERATING HISTORY. The operation of NBC are subject to all the risks inherent in the establishment of a new business enterprise, including the absence of a substantial operating history. As of August 30, 1996 NBC had working capital of $35,000. While NBC has generated revenues since inception, the likelihood of success of NBC must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new business and the competitive environment in which NBC will operate.

2. RISKS IN THE RADIO SYNDICATION INDUSTRY. The success of any radio syndication enterprise is largely dependent on public taste, which is both unpredictable and susceptible to change without warning or explanation. Accordingly, it is impossible for anyone to precisely and accurately predict the success of any entertainment project.

3. FUTURE CLAIMS OF OWNERSHIP OF MUSIC. The material used in the company's production of vintage radio shows is generally from the 30's, 40's, and 50's. Various artists, producers, and writers may assert claims of ownership regarding these materials. And, although the company has completed extensive research related to the materials it uses in its new production of old time radio shows, it is likely that one or more artists, producers, or writers may assert ownership rights.

4. OBJECTIONABLE CONTENT OF PROGRAMMING. The company is careful to screen old time radio materials that may be overly objectionable to current ethnic, religious, or political groups. However, there is risk that someone might find various themes objectionable and may initiate litigation associated with such matters.

5. CONTINUING USE OF MUSIC CONTAINED IN PRODUCTION LIBRARY. The music contained in the company's Image Audio Production Library was written and produced by a number of musicians who have granted rights to the company for the use of their music. There is no guarantee that these musicians will continue to grant rights for the use of their music.

6. LOSS OF ACCRUED ADVERTISING TIME. NBC typically retains one half of the advertising spots within each program aired on each radio station. Radio stations may change ownership, making these agreements with previous management obsolete.

7. DEPENDENCE UPON OFFERING; NO ALLOCATION OF USE OF WARRANTS IF EXERCISED. The purpose of this offering is to permit the construction of a new recording studio in Portland, Oregon. If any warrants are exercised the management has no specific plan for the application of a majority of the proceeds from the warrants. Accordingly, investors will rely on the judgment of management as to the use of these funds.

8. COMPETITION. NBC will attempt, without assurance, to find a niche in the radio syndication industry. However, there are established entities in this industry which have greater financial resources and experience than NBC. Accordingly, NBC will encounter intense competition in its efforts to expand its radio syndication business.

9. INEXPERIENCE OF MANAGEMENT. The management of NBC have limited experience managing a company in the radio syndication business.

10. DILUTION. An investor who acquires Units pursuant to this offering will incur immediate and substantial dilution.

11. LACK OF MARKET FOR SECURITIES. There is no established public trading market for NBC's securities, and there is no assurance that a public market for the Securities will ever develop or, if it develops, that it will continue. Purchasers of the units in this offering, therefore, may incur substantial difficulty in selling their Securities should they desire to do so.

12. ARBITRARY OFFERING PRICE AND EXERCISE PRICE. The offering price of the Units and the per share exercise price of the warrants were established arbitrarily by NBC. There is no direct relationship between the offering price and the net tangible book value, shareholder's equity or net worth of the Company or any other recognized criterion of value.

13. STOCK SALE RULE. Possible inability to sell the securities in the Secondary Market. The securities offered hereby are not exempt from Rule 15(g)-9 under the Securities Exchange Act of 1934 (the "34 Act"). Rule 15(g)-9 imposes additional sales practice requirements on the brokers who sell non-exempt securities to persons other than established customers. For transactions covered by the rule, broker-dealers must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, this may affect the ability of purchasers in this offering to sell their securities in the secondary market.

14. PENNY STOCK REFORM ACT; POSSIBLE INABILITY TO SELL IN THE SECONDARY MARKET. In October 1990, Congress enacted the "Penny Stock Reform Act of 1990" (the "90 Act") to counter fraudulent practices common in penny stock transactions. Rule 3a51-1 of the Exchange Act defines a "penny stock" as an equity that is not, among other things: a) a reported security; b) a security registered or approved for registration and traded on a national securities exchange that meets certain guidelines, where the trade is effected through the facilities of that national exchange; c) a security listed on NASDAQ; d) a security of an issuer that meets certain minimum financial requirements ("net tangible assets" in excess of $2,000,000 or $5,000,000, respectively, depending upon whether the issuer has been continuously operating for more or less than three years, or "average revenue" of at least $6,000,000 for the last year); or e) a security with a price of at least $5.00 per share in the transaction in question or that has a bid quotation (as defined in the Rule) of at least $5.00 per Share. The Units offered herein do fall within the definition of "Penny Stock" under Rule 3a5l-l. Pursuant to the '90 Act, brokers and/or dealers, prior to effecting a transaction in a penny stock, will be required to provide investors with written disclosure documents containing information concerning various aspects involved in the market for penny stocks as well as specific information about the penny stock and the transaction involving the purchase and sale of that stock (e.g., price quotes and broker-dealer and associated person compensation). Subsequent to the transaction, the broker will be required to deliver monthly or quarterly statements containing specific information about the penny stock. These added disclosure requirements will most likely negatively affect the ability of the purchasers herein to sell their securities in the secondary market.

                                 USE OF PROCEEDS

If the entire offering is sold the net proceeds to be received by the Company, after deducting the expenses of the offering, would total $292,500 if the maximum is sold. Such proceeds are anticipated to be used for the construction of a production studio in Portland, Oregon, to provide additional capital for the development of new radio syndication products, and for the general working capital of the company.

                                LEGAL PROCEEDINGS

NBC is not a party to any material legal proceedings. Management is aware of an exchange of letters between ITEX Media and a Chicago-based firm regarding the specific rights to one or more radio shows that could result in legal conflict. Currently there is no action threatened or pending.

                                   MANAGEMENT

STEVEN STUCKER. Mr. Stucker is President and the sole Director of Nostalgia Broadcasting Corp. He earned his B.S. in accounting from UNLV, his law degree from SMU, and has been an attorney in Nevada for 20 years. His experience includes serving as Deputy Clerk of the 8th Judicial District Court, Las Vegas; Chief Deputy City Attorney for N. Las Vegas; Deputy DA of Kootenai County, Idaho; Deputy City Attorney in Sparks, Nevada; and Nevada Deputy Attorney General. These experiences give Mr. Stucker a special insight into the world of legal entanglements and potential pitfalls. Mr. Stucker also has extensive corporate and accounting background.

JOHN HOLMES. Mr. Holmes is General Manager and Secretary for NBC and coordinates strategy, planning, programming, promotions, and station clearance. Before joining NBC, Mr. Holmes worked for ITEX Media Services in radio syndications. Previously he worked for KMOV-CBS TV as a Sports Producer, and Radio Personalities, Inc., where he was Executive Producer for the successful short form radio programs, "Offsides with Dan Dierdorf" and "Talkin Roundball with Dick Vitale." Mr. Holmes attended St. Louis University where he received a BS in Marketing and played on the golf team.

DR. DEAN GAVONI Dr. Gavoni is in charge of affiliate relations for NBC and is responsible for servicing the needs of station affiliates. He previously worked for ITEX Media Services Inc. dealing with station accounts. Prior to that, Dr. Gavoni worked for the State of Illinois Senate and House of Representatives as a policy analyst and Media Relations Specialist. He was also employed in marketing and sales for Anheuser-Busch. Dr. Gavoni earned his Doctorate in Public Administration - Leadership and Management Theories from the University of Illinois - Chicago.

JIM HAYDON. Mr. Haydon has provided approximately half of the music contained on the Image Audio Production Library and is the Creative Director for NBC. Mr. Haydon is well known for his work in national advertising campaigns with clients such as United Airlines, Sunkist, State Farm, McDonald's, Michelob, Keebler, Lowenbrau, and many other widely known advertisers. Mr. Haydon received his Master's degree in History from the University of Chicago.

BOARD OF ADVISORS

DR. GENE V. KELLENBERGER. Dr. Kellenberger earned his Ph.D. from Iowa State University, his J.D. from the State University of Iowa. He was the President of Nostalgia Broadcasting Corporation based in Iowa from 1974 through 1990. The primary business of the company was vintage radio syndication. In 1990 he became President of Radio Recorders, Inc., a world-wide radio program syndicator. Dr. Kellenberger is currently a special consultant for broadcasting and syndication of vintage radio and a professor at Iowa State University. From 1960 to 1985 he practiced law.

J. WILLIAM SCHROEDER. Mr. Schroeder earned his degree from Washington State University in Business before embarking on a career with The White House communication team under Presidents Johnson and Nixon. For the past five years he has held the position of President for both Tele Management Services and Mediabanc Inc. which markets services for companies that are involved with national media campaigns.

BERYL J. WOLK. Mr. Wolk is a graduate of the University of Pennsylvania Wharton School of Business and a retired Commander of the Naval Reserve. Mr. Wolk has spent his entire civilian life working in a family-founded business which is presently comprised of 21 autonomous companies employing 1,250 per people in four states. He currently provides clients, including 175 major national corporations, with complete marketing programs. Mr. Wolk has also been a leader in the cable industry, being a co-founder and co-owner of cable television's largest circulation magazine with 6 million copies distributed monthly. He has extensive background in radio, television, magazine, and newspaper advertising.

TALENT

VICTOR IVES. Mr. Ives is a 34 year veteran of the radio, television, and advertising profession. He has worked in upper level management for two Fortune 500 Companies and consulted for a third. Mr. Ives has managed radio stations from Detroit to San Francisco, and was a fourteen year employee and Vice President of Gene Autry's Golden West Broadcasters. Mr. Ives is currently the General Manager of Warner Brothers TV-32 in Portland, Oregon and host of NBC's nationally syndicated radio program, "The Golden Acre of Radio," a one hour program broadcast on 188 stations daily. In addition, Mr. Ives is host to NBC's national short form radio show "Flashback.... Moments in Time," which is carried by another 100+ stations daily.

JOE DENIRO. Mr. DeNiro has a vast background in radio and television and is currently the afternoon drive air personality on WKBQ-FM in St. Louis, MO. Joe is also the morning traffic director of KMOV-TV, the CBS affiliate in St. Louis.
Joe provides his vast insight on sports as he hosts "Sports Flashback.....
Moments in Time," a nationally syndicated short form radio program heard on over 100 station everyday.

STEVE FISHER. Recognized as one of the best young disc jockeys in America, Steve graduated from Southern Illinois University Carbondale with a degree in Mass Communications and made stops in St. Louis and San Antonio on the radio circuit before landing back in his hometown of Chicago in 1993. Steve is also a member of Second City's Improvisation Training Center, the same comedy school where John Belushi, Dan Ackroyd, Chris Farley, and Bill Murray got their start. Steve is developing a new short form radio show for Nostalaia known as "Entertainment
Flashback.......Moments in Time." This program is planned for national distribution beginning January

1997.

WARREN DURHAM. A native of Spokane, Washington, Warren started his radio career in 1939 as a high school student announcer at three radio stations. Since that time Warren has worked with CBS, ABC, NBC and other networks doing Big Band remotes at the Palladium, Avalon, Biltmore, and many other national ballrooms. Warren has recorded the first 50 one hour shows for Nostalgia Broadcasting Corp.'s new program entitled "Big Band Classics" in preparation for national distribution. National sponsors are already committed for this show, however, prior to its release the company requires a minimum of 150 one hour shows to be completed. Target release date is January, 1997.

DAVE SIMONS. Mr. Simons has wide ranging experience in media and finance in addition to his work as a business consultant He received his BA in Communications from the highly acclaimed journalism school at The University of Missouri and quickly landed a job as Sports Anchor for CBS-TV in St. Louis, MO. Mr. Simons was voted the "Most Popular" Sports Anchor in the St. Louis market during 1992. He has published a book and now works as a financial consultant for The Prudential Company and hosts a popular talk radio program on investment opportunities which is carried by KSD-AM. NBC is now seeking one or more national sponsors before launching Dave's investment talk show across the country.


                             PRINCIPAL SHAREHOLDERS


The following table sets for the information, as to the date of this Prospectus, with respect to the beneficial ownership of the outstanding NBC common stock by each person known by NBC to be the beneficial owner of five percent or more of the outstanding Common stock.


                                    Shares owned                                Percent of Class
Name and address of               beneficially and          Before               after offering
beneficial owner                    of record              Offering           Half            Maximum
----------------                    ---------              --------           ----            -------
Dennis McKay
256 Stevens Road                     475,000                 95%              59.4%            43.2%
Rural Route 7
Victoria, B.C. Canada
V8X 3X3

John Holmes                           25,000                  5%               3.1%             2.2%
17548 NW Springville Road
Portland, OR 97229


                              CERTAIN TRANSACTIONS

The company was incorporated in the State of Nevada on March 4, 1996. Dennis McKay contributed $180,000 in cash to the company. For consideration, the company has issued 475,000 shares of stock to Mr. McKay. As of September 6, 1996 the company is issuing 25,000 shares of stock to John Holmes as an inducement to join the company as general manager.

                            DESCRIPTION OF SECURITIES

UNITS

Each unit consists of one Common Share and 1 Warrant. The terms of the Warrants are described below under the caption "Warrants."

COMMON STOCK

The company is authorized to issue 20 million shares of Common Stock, $.001 par value per share, of which 500,000 shares are issued and outstanding, excluding Units to be issued in this offering. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted by the owners thereof at meetings of the shareholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available For Distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the company; (iii) do not have preemptive subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

All shares of Common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to the ownership thereof. The holders of shares of Common Stock of the company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

WARRANTS

The warrants are immediately exercisable and tradeable after the closing of the offering. Each warrant entitles the holder to purchase one additional share at a price of $1.00 per share during a 6 month period after the closing of the offering. The warrants may be extended upon appropriate notice given to shareholders by the management.

DIVIDEND POLICY

The payment by the Company of dividends, if any, in the future, rests within the discretion of the Board of Directors. NBC has not paid any cash dividends and management does not anticipate that cash dividends will be declared or paid on its Common Stock in the foreseeable future.

                               SUBSCRIPTION OFFER

The Company hereby offers the right to subscribe at $.50 per Unit (each unit consisting of 1 common share and 1 purchase warrant). The Company proposes to offer the units directly. The offering will be conducted on behalf of the Company under the direction of its officers and directors. No compensation is to be paid to the officers or directors or any "associated person" of the Company (as that term is defined in the Act) in connection with the offer and sale of the Units.

The Company's officers, directors and stockholders and their associates may provide the company with the names of persons whom they believe may be interested in purchasing the units. The Company may sell the Units to such persons if they reside in a state in which the Company is permitted to sell the Units.

METHOD OF SUBSCRIBING

Persons may subscribe by filling in and signing the subscription agreement and delivering it, prior to the Expiration Date (as defined below), to the Company. The subscription price of $.50 per Unit must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to the order of Nostalgia Broadcasting Corp. Certificates for the shares and warrants subscribed for will be issued as soon as practicable after subscriptions have been accepted. Subscription may not be withdrawn once made.

EXPIRATION DATE

The subscription offer will expire at 5:00 P.M. New York time on November 10, 1996 (the "Expiration Date") unless extended by management to January 10, 1997.

RIGHT TO REJECT

The company reserves the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this offering at any time prior to acceptance by the Company of the subscription received.

TRANSFER AGENT

The Transfer Agent for the units, the Common Stock and the Warrants of the Company is Atlas Stock Transfer Company.

FORM D                                               --------------------------
                       UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION      --------------------------
                   Washington, D.C. 20549            OMB Number:      3235-0076
                                                     Expires: December 31, 1996
                           FORM D                    Estimated average burden
                                                     hours per response...16.00
                NOTICE OF SALE OF SECURITIES         --------------------------
                 PURSUANT TO REGULATION D,           --------------------------
                    SECTION 4(6), AND/OR                    SEC USE ONLY
             UNIFORM LIMITED OFFERING EXEMPTION      --------------------------
                                                       Prefix          Serial

                                                     --------------------------
                                                           DATE RECEIVED

                                                     --------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Name of Offering   ([ ] check if this is an amendment and name has changed, and indicate change.)
     Nostalgia Broadcasting Corp.
-----------------------------------------------------------------------------------------------------------------------------------
Filing Under (Check box(es) that apply): [X] Rule 504  [ ] Rule 505  [ ] Rule 506  [ ] Section 4(6)  [ ] ULOE
Type of Filing:  [X] New Filing  [ ] Amendment
-----------------------------------------------------------------------------------------------------------------------------------
                                                   A. BASIC IDENTIFICATION DATA
-----------------------------------------------------------------------------------------------------------------------------------
Enter the information requested about the issuer
-----------------------------------------------------------------------------------------------------------------------------------
Name of Issuer  ([ ] check if this is an amendment and name has changed, and indicate change.)
     Nostalgia Broadcasting Corp.
-----------------------------------------------------------------------------------------------------------------------------------
Address of Executive Offices         (Number and Street, City, State, Zip Code)          Telephone Number (Including Area Code)
     10300 SW Greenburg Road #390, Portland, OR 97223                                        (503) 293-2601
-----------------------------------------------------------------------------------------------------------------------------------
Address of Principal Business Operations (Number and Street, City, State, Zip Code)      Telephone Number (Including Area Code)
(if different from Executive Offices)
-----------------------------------------------------------------------------------------------------------------------------------
Brief Description of Business
     Acquisition, creation and syndication of national radio programming and music production and distribution
-----------------------------------------------------------------------------------------------------------------------------------
Type of Business Organization
  [X] corporation             [ ] limited partnership, already formed           [ ] other (please specify):
  [ ] business trust          [ ] limited partnership, to be formed
-----------------------------------------------------------------------------------------------------------------------------------
                                                             Month      Year
                                                            --------  --------
Actual or Estimated Date of Incorporation or Organization:     03        96      [X] Actual  [ ] Estimated
                                                            --------  --------
Jurisdiction of Incorporation or Organization: (Enter two-letter U.S. Postal Service abbreviation for State;     --
                                                CN for Canada; FN for other foreign jurisdiction)                OR
                                                                                                                 --
-----------------------------------------------------------------------------------------------------------------------------------

GENERAL INSTRUCTIONS

FEDERAL:

Who Must File: All issuers making an offering of securities in reliance on an exemption under Regulation D or Section 4(6), 17 CFR 230, 501 et seq. or 15 U.S.C. 77d(6).

When To File: A notice must be filed no later than 15 days after the first sale of securities in the offering. A notice is deemed filed with the U.S. Securities and Exchange Commission (SEC) on the earlier of the date it is received by the SEC at the address given below or, if received at that address after the date on which it is due, on the date it was mailed by United States registered or certified mail to that address.

Where To File: U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies Required: Five (5) copies of this notice must be filed with the SEC, one of which must be manually signed. Any copies not manually signed must be photocopies of the manually signed copy or bear typed or printed signatures.

Information Required: A new filing must contain all information requested. Amendments need only report the name of the issuer and offering, any changes thereto, the information requested in Part C, and any material changes from the information previously supplied in Parts A and B. Part E and the Appendix need not be filed with the SEC.

Filing Fee: There is no federal filing fee.

STATE:
This notice shall be used to indicate reliance on the Uniform Limited Offering Exemption (ULOE) for sales of securities in those states that have adopted ULOE and that have adopted this form. Issuers relying on ULOE must file a separate notice with the Securities Administrator in each state where sales are to be, or have been made. If a state requires the payment of a fee as a precondition to the claim for the exemption, a fee in the proper amount shall accompany this form. This notice shall be filed in the appropriate states in accordance with state law. The Appendix to the notice constitutes a part of this notice and must be completed.

-------------------------------- ATTENTION ------------------------------------
FAILURE TO FILE NOTICE IN THE APPROPRIATE STATES WILL NOT RESULT IN A LOSS OF THE FEDERAL EXEMPTION. CONVERSELY, FAILURE TO FILE THE APPROPRIATE FEDERAL NOTICE WILL NOT RESULT IN A LOSS OF AN AVAILABLE STATE EXEMPTION UNLESS SUCH EXEMPTION IS PREDICATED ON THE FILING OF A FEDERAL NOTICE.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          A. BASIC IDENTIFICATION DATA
--------------------------------------------------------------------------------
Enter the information requested for the following:

o Each promoter of the issuer, if the issuer has been organized within the past five years:

o Each beneficial owner having the power to vote or dispose, or direct the vote or disposition of, 10% or more of a class of equity securities of the issuer;

o Each executive officer and director of corporate issuers and of corporate general and managing partners of partnership issuers; and

o Each general and managing partner of partnership issuers.
--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [X] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)
   McKay, Dennis
--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)
   56 Stevens Road, Rural Route 7, Victoria BC V8X 3X3 Canada
--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [X] Beneficial Owner
   [X] Executive Officer   [ ] Director   [X] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)
   Holmes, John
--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)
   7548 NW Springville Road, Portland, OR 97229
--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [ ] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)

--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [ ] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)

--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [ ] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)

--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [ ] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)

--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

--------------------------------------------------------------------------------
Check Box(es) that Apply:  [ ] Promoter   [ ] Beneficial Owner
   [ ] Executive Officer   [ ] Director   [ ] General and/or Managing Partner
--------------------------------------------------------------------------------
Name (Last name first, if individual)

--------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

--------------------------------------------------------------------------------
(Use blank sheet, or copy and use additional copies of this sheet, as necessary)

-------------------------------------------------------------------------------
                         B. INFORMATION ABOUT OFFERING
-------------------------------------------------------------------------------
1.  Has the issuer sold, or does the issuer intend to sell, to       Yes    No
    non-accredited investors in this offering?...................... [X]    [ ]

            Answer also in Appendix, Column 2, if filing under ULOE.

2.  What is the minimum investment that will be accepted form any individual?..................................................... $ 100
                                                                      ---------
                                                                     Yes    No
3.  Does the offering permit joint ownership of a single unit?...... [ ]    [X]

4.  Enter the information requested for each person who has been or will be paid or given, directly or indirectly, any commission or similar remuneration for solicitation of purchasers in
    connection with sales of securities in the offering. If a person to be listed is an associated person or agent of a broker or dealer registered with the SEC and/or with a state or states, list the name of the broker of dealer. If more than five (5)
    persons to be listed are associated persons of such a broker or dealer, you may set forth the information for that broker or dealer only.
-------------------------------------------------------------------------------
Full Name (Last name first, if individual)
     None
-------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

-------------------------------------------------------------------------------
Name of Associated Broker or Dealer

-------------------------------------------------------------------------------
States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States)................. [ ] All States
[AL]  [AK]  [AZ]  [AR]  [CA]  [CO]  [CT]  [DE]  [DC]  [FL]  [GA]  [HI]  [ID]
[IL]  [IN]  [IA]  [KS]  [KY]  [LA]  [ME]  [MD]  [MA]  [MI]  [MN]  [MS]  [MO]
[MT]  [NE]  [NV]  [NH]  [NJ]  [NM]  [NY]  [NC]  [ND]  [OH]  [OK]  [OR]  [PA]
[RI]  [SC]  [SD]  [TN]  [TX]  [UT]  [VT]  [VA]  [WA]  [WV]  [WI]  [WY]  [PR]
-------------------------------------------------------------------------------
Full Name (Last name first, if individual)

-------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

-------------------------------------------------------------------------------
Name of Associated Broker or Dealer

-------------------------------------------------------------------------------
States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States)................. [ ] All States
[AL]  [AK]  [AZ]  [AR]  [CA]  [CO]  [CT]  [DE]  [DC]  [FL]  [GA]  [HI]  [ID]
[IL]  [IN]  [IA]  [KS]  [KY]  [LA]  [ME]  [MD]  [MA]  [MI]  [MN]  [MS]  [MO]
[MT]  [NE]  [NV]  [NH]  [NJ]  [NM]  [NY]  [NC]  [ND]  [OH]  [OK]  [OR]  [PA]
[RI]  [SC]  [SD]  [TN]  [TX]  [UT]  [VT]  [VA]  [WA]  [WV]  [WI]  [WY]  [PR]
-------------------------------------------------------------------------------
Full Name (Last name first, if individual)

-------------------------------------------------------------------------------
Business or Residence Address (Number and Street, City, State, Zip Code)

-------------------------------------------------------------------------------
Name of Associated Broker or Dealer

-------------------------------------------------------------------------------
States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States)................. [ ] All States
[AL]  [AK]  [AZ]  [AR]  [CA]  [CO]  [CT]  [DE]  [DC]  [FL]  [GA]  [HI]  [ID]
[IL]  [IN]  [IA]  [KS]  [KY]  [LA]  [ME]  [MD]  [MA]  [MI]  [MN]  [MS]  [MO]
[MT]  [NE]  [NV]  [NH]  [NJ]  [NM]  [NY]  [NC]  [ND]  [OH]  [OK]  [OR]  [PA]
[RI]  [SC]  [SD]  [TN]  [TX]  [UT]  [VT]  [VA]  [WA]  [WV]  [WI]  [WY]  [PR]
-------------------------------------------------------------------------------
(Use blank sheet, or copy and use additional copies of this sheet, as necessary)

--------------------------------------------------------------------------------
      C. OFFERING PRICE, NUMBER OF INVESTORS, EXPENSES AND USE OF PROCEEDS
--------------------------------------------------------------------------------

Enter the aggregate offering price of securities included in this offering and the total amount already sold. Enter "0" if answer is "none" or "zero." If the transaction is an exchange offering, check this box [ ] and indicate in the columns below the amounts of the securities offered for exchange and already exchanged.




                                                                                                  Aggregate      Amount Already
                                                                                               Offering Price         Sold
                                                                                               --------------    --------------

Type of Security
Debt ......................................................................................       $                 $
                                                                                                  --------          --------
Equity ....................................................................................       $300,000          $  0
                                                                                                  --------          --------
                                   X  Common       Preferred
                                  ---          ---
Convertible Securities (including warrants) ...............................................       $                 $
                                                                                                  --------          --------
Partnership Interests .....................................................................       $                 $
                                                                                                  --------          --------
Other (Specify ________________________________) ..........................................       $                 $
                                                                                                  --------          --------
     Total ................................................................................       $300,000          $  0
                                                                                                  --------          --------

          Answer also in Appendix, Column 3, if filing under ULOE.

Enter the number of accredited and non-accredited investors who have purchased securities in this offering and the aggregate dollar amounts of their purchases. For offerings under Rule 504, indicate the number of persons who have purchased securities and the aggregate dollar amount of their purchases on the total lines. Enter "0" if the answer is "none" or "zero."


                                                                                                                    Aggregate
                                                                                                   Number         Dollar Amount
                                                                                                  Investors       of Purchases
                                                                                               --------------    --------------
Accredited Investors ......................................................................          0              $
                                                                                                  --------          --------
Non-accredited Investors ..................................................................          0              $
                                                                                                  --------          --------
     Total (for filings under Rule 504 only) ..............................................          0              $
                                                                                                  --------          --------

          Answer also in Appendix, Column 4, if filing under ULOE.

If this filing is for an offering under Rule 504 or 505, enter the information requested for all securities sold by the issuer, to date, in offerings of the types indicated, in the twelve (12) months prior to the first sale of securities in this offering. Classify securities by type listed in Part C - Question 1.


                                                                                              Type of        Dollar Amount
                                                                                              Security           Sold
                                                                                              --------       -------------
Type of offering
Rule 505 ................................................................................       NA             $  0
                                                                                             --------          --------
Regulation A.............................................................................       NA             $  0
                                                                                             --------          --------
Rule 504 ................................................................................       NA             $  0
                                                                                             --------          --------
     Total ..............................................................................
                                                                                             --------          --------


a. Furnish a statement of all expenses in connection with the issuance and distribution of the securities in this offering. Exclude amounts relating solely to organization expenses of the issuer. The information may be given as subject to future contingencies. If the amount of an expenditure is not known, furnish an estimate and check the box to the left of the estimate.

Transfer Agent's Fees.........................................................................................  [ ]      $     0
                                                                                                                         --------
Printing and Engraving Costs..................................................................................  [ ]      $ 1,500
                                                                                                                         --------
Legal Fees ...................................................................................................  [ ]      $ 4,000
                                                                                                                         --------
Accounting Fees ..............................................................................................  [ ]      $ 1,000
                                                                                                                         --------
Engineering Fees .............................................................................................  [ ]      $     0
                                                                                                                         --------
Sales Commissions (specify finders' fees separately)..........................................................  [ ]      $     0
                                                                                                                         --------
Other Expenses (identify)  Miscellaneous .....................................................................  [ ]      $ 1,000
                          ---------------                                                                                --------
     Total ...................................................................................................  [ ]      $ 7,500
                                                                                                                         --------

--------------------------------------------------------------------------------
      C. OFFERING PRICE, NUMBER OF INVESTORS, EXPENSES AND USE OF PROCEEDS
--------------------------------------------------------------------------------

   b. Enter the difference between the aggregate offering price given in response to Part C - Question 1 and total expenses furnished in response to
   Part C - Question 4.a. This difference is the "adjusted gross proceeds to                                           $292,500
   the issuer."                                                                                                         --------

5. Indicate below the amount of the adjusted gross proceeds to the issuer used or proposed to be used for each of the purposes shown. If the amount for any purpose is not known, furnish an estimate and check the box to the left of the estimate. The total of the payments listed must equal the adjusted gross proceeds to the issuer set forth in response to Part C - Question 4.b above.
                                                                                               Payments to
                                                                                                Officers,
                                                                                               Directors, &           Payments to
                                                                                                Affiliates               Others

Salaries and fees ................................................................           [ ] $                  [ ] $
                                                                                                 --------               --------
Purchase of real estate ..........................................................           [ ] $                  [ ] $
                                                                                                 --------               --------
Purchase, rental or leasing and installation of machinery and equipment ..........           [ ] $                  [ ] $
                                                                                                 --------               --------
Construction or leasing of plant buildings and facilities ........................           [ ] $                  [X] $200,000
                                                                                                 --------               --------
Acquisition of other businesses (including the value of securities involved in this offering that may be used in exchange for the assets or securities of
another issuer pursuant to a merger) .............................................           [ ] $                  [ ] $
                                                                                                 --------               --------
Repayment of indebtedness ........................................................           [ ] $                  [ ] $
                                                                                                 --------               --------
Working capital ..................................................................           [ ] $                  [X] $ 92,500
                                                                                                 --------               --------
Other (specify):
                ------------------------------------------------------------------           [ ] $                  [ ] $
                                                                                                 --------               --------
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------           [ ] $                  [ ] $
                                                                                                 --------               --------
Column Totals ....................................................................           [ ] $                  [X] $292,500
                                                                                                 --------               --------
Total Payments Listed (column totals added) ......................................                      [X] $292,500
                                                                                                            --------

--------------------------------------------------------------------------------
                              D. FEDERAL SIGNATURE
--------------------------------------------------------------------------------

The issuer has duly caused this notice to be signed by the undesigned duly authorized person. If this notice is filed under Rule 505, the following signature constitutes an undertaking by the issuer to furnish to the U.S. Securities and Exchange Commission, upon written request of its staff, the information furnished by the issuer to any non-accredited investor pursuant to paragraph (b)(2) of Rule 502.

--------------------------------------------------------------------------------
Issuer (Print or Type)                Signature                         Date
Nostalgia Broadcasting Corp.          /s/ JOHN HOLMES                     9/6/96
--------------------------------------------------------------------------------
Name of Signer (Print or Type)        Title of Signer (Print or Type)
John Holmes                           General Manager and Secretary
--------------------------------------------------------------------------------



---------------------------------- ATTENTION -----------------------------------
           Intentional misstatements or omissions of fact constitute
               federal criminal violations. (See 18 U.S.C. 1001.)
--------------------------------------------------------------------------------

N.Y. Form M-11                                                ** File No.______
(Rev. 5/90)                                                  (for renewals only)

                               STATE OF NEW YORK
                               DEPARTMENT OF LAW
                                ISSUER STATEMENT
                         (Section 359-e Gen. Bus. Law)


Name of                                  Principal
Issuer   Nostalgia Broadcasting Corp.    Office  10300 S.W. Greenburg Road,
                                                 Suite 390
                                                 Portland, OR 97223
                                                 -------------------------------
                                                 Street Address  City  State Zip
Telephone Number  503-293-2601

This form is not to be used by issuers engaged in any aspect of real estate or mortgage financing unless they also obtain a letter upon written application pursuant to Section 352e or g. Theatrical Syndication must comply with Article 23 of the Arts and Cultural Affairs Law.

1.  Issuer is [X] an existing; [ ] a proposed; [X] corporation;
    [ ] general partnership; [ ] limited partnership; [ ] other (specify)
    _____________________organized under the laws of Nevada on 3/4/96.
    The entire offering is [X] intrastate, [ ] interstate
2. The business of the issuer is (described briefly) Acquisition, Creation and Syndication of national radio programming, music production and distribution
3. Issuer proposes to offer [X] stock; [ ] bonds; [ ] notes; [ ] partnership interests; [ ] other (specify)____________________________
4.  The securities will be sold [X] by the officers and directors of the issuer;
    [ ] N.Y. registered broker [ ] by an underwriter; [ ] by salesmen employed by issuer. The securities will be sold on a [X] best efforts basis; [ ] firm commitment. If by an underwriter or broker, indicate the names of underwriters or syndicate manager____________________________________.
5. Total amount of offering $300,000 Anticipated offering expenses total $7,500 consisting of: Selling: $0 Other: $7,500.
6. State use of the net proceeds to be obtained: Construction of a production studio in Portland, Oregon; additional capital for development of radio syndication products and working capital.
** Found on the fee receipt you received for your original filing.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Filing is incomplete without a copy of offering literature. If not available, please explain. Indicate to whom you wish the fee receipt sent.
( ) Attorney  ( ) Issuer

Personal checks not accepted. Attorney's check, certified check, bank check, money order only, payable to the N.Y.S. Department of Law

Filing Fee Enclosed as Follows:
Total amount of offering under $500,000..........................$200 over $500,000..........................$800

Send remittance to:
                    Bureau of Investor Protection and Securities
                    N.Y. Department of Law
                    120 Broadway
                    New York, NY 10271

7. If the securities are being offered partly or entirely for the account of selling holders, please check [ ]. Indicate the details of the secondary offering below for each seller.

                                                                                           Anticipated
Name of Seller                          Address                                       Dollar Amount Offered
-----------------------------------------------------------------------------------------------------------
8.      Has registrant, any officer, director or principal or partner ever

        A.      been suspended or expelled from membership in any securities or commodities exchange, association of securities or commodities dealers or Investment advisors?......................................  yes [ ] No [X]

        B.      had a license or registration as a dealer, broker, investment advisor or salesman, futures commission merchant, associated person, commodity pool operator, or commodity trading advisor denied, suspended or revoked?........................................  Yes [ ] No [X]

        C. been enjoined or restrained by any court or government agency from:

                1.      the issuance, sale or offer for sale of securities or
                        commodities?.................................................  Yes [ ] No [X]

                2.      rendering securities or commodities advice?..................  Yes [ ] No [X]

                3.      handling or managing trading accounts?.......................  Yes [ ] No [X]

                4.      continuing any practices in connection with securities
                        or commodities?............................................... Yes [ ] No [X]

        D.      been convicted of any crime (other than minor traffic)?............... Yes [ ] No [X]

        E.      used or been known by any other name?................................. Yes [ ] No [X]

        F.      been the subject of any professional disciplinary proceeding?......... Yes [ ] No [X]

        G.      been adjudged a bankrupt or made a general assignment for
                benefit of creditors; or been an officer, director or principal of any entity which was reorganized in bankruptcy, adjudged a bankrupt or made a general assignment for benefit of creditors?....... Yes [ ] No [X]

        H.      had an offering of securities within the last three years or been an officer, director, principal or partner of any entity which had an offering of securities within the last three years....... Yes [ ] No [X]

        I. If the answer to any of the above is "YES", attach a statement of full particulars.

9.      Are there any outstanding judgments (not including judgments involving domestic relations) against the issuer or any officer, director, principal or partner thereof? If yes, attach statement of full particulars.... Yes [ ] No [X]

10. List names and residence addresses of all employees (officers and directors not included) of Issuer who are selling in N.Y.S., N.Y. Form M-2 must be filed for each person listed.

        -----------------------------------------------------------------------
        -----------------------------------------------------------------------
        -----------------------------------------------------------------------


11. Limited Partnerships are required to submit a list of all limited partners as soon as the offering is completed. This may be done in letter form.

12.     If the Issuer is a limited partnership list all of the general partners:

        -----------------------------------------------------------------------
        -----------------------------------------------------------------------

13. The information set forth below should be provided for each officer, director, principal or partner. In the case of a corporate general partner information must be provided for all officers. If not enough space is provided use continuation sheets. Do not refer to prospectus or offering literature. SEC biographies can be substituted for employment history only.

     a.   Name: Steve Stucker      Title: President and Director and Treasurer
               ------------------         ------------------------------------
          Home Address:                           Phone: (702) 884-1979
                        ------------------------         ---------------------
          Place of Birth: Falls City, Nebraska    Date of Birth: 3/23/45
                          ----------------------                 -------------
          Social Security #: ###-##-####
                             -------------------
          Prior home addresses for past five years: 4142 Quinn, Carson City,
                                                    --------------------------
          Nevada 89701
          --------------------------------------------------------------------

          --------------------------------------------------------------------

          Following is my complete employment and business affiliation record for the past five years: (Indicate periods of self-employment and unemployment. Include all corporations or other entities where you hold or held a substantial equity or controlling interest.)


------------------------------------------------------------------------------------------------------
 From       To                Employer or Business Affiliation                       Position Held and
Mo. Yr.   Mo. Yr.        Name                               Address                  Type of Business
------------------------------------------------------------------------------------------------------

9/94      Present        Self employed - Full time legal practice                    President
------------------------------------------------------------------------------------------------------
1989      9/94           Laughlin & Associates, Carson City, Nevada                  General Counsel
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


     b.   Name: John Holmes        Title: Secretary and General Manager
               ------------------         ------------------------------------
          Home Address: 17618 NW Springville, Portland 97229  Phone:
                        ------------------------------------
          Place of Birth: Granite City, IL        Date of Birth: 12/23/70
                          ----------------------                 -------------
          Social Security #: ###-##-####
                             -------------------
          Prior home addresses for past five years: 19000 NW Evergreen
                                                    --------------------------
          Parkway, Hillsboro OR 97138
          --------------------------------------------------------------------
          711 West Barr, Jerseyville, IL 62052
          --------------------------------------------------------------------

          Following is my complete employment and business affiliation record for the past five years: (Indicate periods of self-employment and unemployment. Include all corporations or other entities where you hold or held a substantial equity or controlling interest.)


------------------------------------------------------------------------------------------------------
 From       To                 Employer or Business Affiliation               Position Held and
Mo. Yr.   Mo. Yr.        Name                               Address           Type of Business
------------------------------------------------------------------------------------------------------

5/96      Present        Nostalgia Broadcasting Corp. Portland, OR        General Manager & Secretary
------------------------------------------------------------------------------------------------------
8/93      5/96           ITEX Media Services Inc.     St. Louis, MO       Media Services Director
------------------------------------------------------------------------------------------------------
8/92      8/93           ITEX St. Louis               St. Louis, MO       Trade Broker
------------------------------------------------------------------------------------------------------
1/90      8/92           KMOV-TV                      St. Louis, MO       Assistant Sports Producer
------------------------------------------------------------------------------------------------------
1/90      8/92           Radio Personalities          St. Louis, MO       VP of Operations
------------------------------------------------------------------------------------------------------

                    MINUTES OF ANNUAL SHAREHOLDERS' MEETING
                                       OF
                          NOSTALGIA BROADCASTING CORP.
                              A Nevada Corporation

     The annual meeting of shareholders of Nostalgia Broadcasting Corp. for the year ending 1997-98 was held on:

          DATE:          January 30, 1998

          TIME:          1:00 PM

          PLACE:         Nostalgia Broadcasting Corp.
                         One Lincoln Center
                         Portland, Oregon

     John A. Holmes III, Acting President and Chairman of the Board of Director, assumed control of the meeting, and appointed Lee E. Morgan, Secretary for the Shareholders Meeting. Mr. Holmes called the Meeting to order and made a formal roll call and request for proxies.

     Mr. John J. Brumfield, Vice President, Director and Controller of the company, tallied the number of shares present, in person or by proxy, and certified that there were 778,230 shares present. Mr. Brumfield further reported that the total shares issued and outstanding of the Company were 1,110,000 shares. The Secretary reported that a quorum was present and that 71% of the stock entitled to vote was present, in person or by proxy.

     The Secretary then presented an Affidavit of Mailing to verify that adequate notice had been given, consistent with the Bylaws of the Corporation regarding the Shareholder's Meeting (see attached). The Secretary read the Minutes from the previous Shareholder's Meeting of 28 March, 1997 (see attached). A proposal was presented and seconded to accept the Minutes as read, upon motion duly made and seconded the following resolution was unanimously adopted:

     RESOLVED THAT, the 28 March, 1997 minutes be accepted as presented. The Vote was unanimous.

     The Shareholder Meeting Agenda was reviewed in its entirety and a call for additions to the Agenda were made. None were submitted.

     The following items were submitted to a vote of the Shareholders:

1. The selection of Andersen, Andersen & Strong as independent auditors for the current fiscal year.

The voting was 776,230 for, 2000 against and 0 abstentions. The motion passed.

2. To amend the Articles of Incorporation to change the name of Nostalgia Broadcasting Corp. to NBG Radio Network, Inc.

The voting was 778,230 for, 0 against and 0 abstentions. The motion passed.

3.   To elect the following as directors of the corporation:

                               For       Against        Abstain
                               ---       -------        -------
          John A. Holmes III   778,230   0              0

          Peter Jacobsen       776,230   0              2,000

          Dick Versace         766,230   10,000         2,000

          Steve R. Sears       776,230   0              2,000

          Dennis McKay         776,230   0              2,000

4.   To elect the following as officers:


                                                         For          Against        Abstain
                                                       -------        -------        -------

John A. Holmes III, President                          778,230           0              0

John J. Brumfield, Vice President/Controller           778,230           0              0

Lee E. Morgan, Corporate Secretary                     778,230           0              0


All motions were passed and approved by the shareholders.

     Controller, John J. Brumfield provided an overview of the companies financial statement. Mr. Brumfield indicated the company was growing at a better than expected pace. Mr. Brumfield answered questions from the floor pertaining to the company's financial health. All shareholders seemed to be pleased with the company's proposed direction and current performance.

     John A. Holmes III then presented an in-depth overview of the company's business plan for the upcoming year. Mr. Holmes handled questions from the floor, with virtually all shareholders present participating in the general discussion. Shareholders seemed excited and upbeat about the companies proposed business plans.

     Mr. Holmes then made announcements about the companies proposed relocation of the Corporate Office and the commencement of trading of the companies stock on the NASD Bulletin Board.

                     MINUTES OF BOARD OF DIRECTORS' MEETING

                          NOSTALGIA BROADCASTING CORP.

                              A NEVADA CORPORATION

          A meeting of the Board of Directors of Nostalgia Broadcasting Corp. was held on January 15, 1998, at the offices of Nostalgia Broadcasting Corp., 10300 SW Greenburg Road, Suite 390, Portland, Oregon at 1:00pm PST.

          The following participated in the meeting:

                John A. Holmes III - Director
                Steven R. Sears - Director
                Lee E. Morgan - Corporate Secretary
                * Director, Steve Stucker was unavailable for the meeting.

          First order of business was to appoint as Chairman of the meeting, John Holmes, General Manager of the Corporation.

          The Chairman announced that a quorum of the Directors was present, and that the meeting, having been convened, was ready to proceed with its business.

          It was pointed out that the Board has informally been in contact with Officers of the Company through weekly and sometimes daily reports written through the Internet. Minutes were not kept on these reports, as they were informal meetings of the Board.

          The minutes of the regular meeting of the Directors held on March 27, 1996, were read and approved. Upon motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

          RESOLVED, that the Corporation accept the resignation of Steve Stucker as President of the Corporation and Director and appointed John A. Holmes as acting President.

          RESOLVED, John Holmes, General Manager of the Corporation, shall conduct the upcoming Annual Shareholder's Meeting to be held January 30, 1998.

          RESOLVED, all Board meeting minutes and discussions are to be kept confidential.

          After a discussion of the merits of issuing options to employees, board members, and other parties instrumental in the development of the Company it was unanimously agreed:

          RESOLVED, that the following individuals receive stock options where each option equals 1 common share subject to restriction under SEC Rule 144. The option strike price is $.60 per common share and expire on March 15, 1998. Stock options issued equal 600,000 common shares.


          NAME                                                                OPTIONS
          ----                                                                -------
          Nevada Financial Resources, Inc.                                    83,333
          Allied Hansard Capital, LTD                                         83,333
          Entertainment & Media Resources, Inc.                               83,333
          John J. Brumfield                                                   56,235
          John A. Holmes                                                      50,000
          Steven. R. Sears                                                    46,666
          Joe Mancuso                                                         30,684
          Peter Jacobsen                                                      25,000
          Mark Eklund                                                         21,666
          Larry Kotan                                                         20,000
          Michael Palmer                                                      19,750
          Barbara Oshiro                                                      18,333
          Ollie Holmes                                                        16,667
          Dean Gavoni                                                         16,667
          Dick Versace                                                        10,000
          Julie Fitterer                                                      10,000
          Lee Morgan                                                          8,333

          RESOLVED, that the following people will receive a bonus paid in common shares subject to restriction under SEC Rule 144. The number of shares allocated to each of the following people/corporations was based on a price of $.60 per common share.


          NAME                                                         SHARES
          ----                                                         ------
          James Haydon                                                 15,000
          Steve Sears                                                  10,000
          Keri Strug                                                   5,000
          Rick Barry                                                   4,000
          Dick Versace                                                 4,000
          Peter Jacobsen                                               4,000
          Steve Jones                                                  2,500
          Angeline Holmes                                              2,000
          Steven Allen                                                 2,000
          Danny Chambers                                               1,000
          Daryl Summers                                                1,000
          Mychal Thompson                                              1,000
          Julie McKeehan                                               1,000
          Harry Hamm                                                   1,000
          Troy Roberts                                                 1,000
          Fred Woods                                                   750
          Kevin Covington                                              500
          MOR Media                                                    500
          Al Dardis & Associates                                       500
          Joe Mancuso                                                  500
          Ollie Holmes                                                 500
          Mark Eklund                                                  500
          Joesph Ridgway                                               500
          Darren Emile                                                 500


          RESOLVED, the Company shall exchange 65,000 common shares, Restriction under SEC Rule 144, to Gary Henin in exchange for printing services in the amount of $50,000.

          RESOLVED, the appointment of A.B. Korelin and Associates for preparation of Form 10, which is to be submitted to the Securities and Exchange Commission so the Corporation can qualify as a fully reporting company. Terms of the contract are as follows:

          A non-refundable fee of $13,500.00. $7500.00 is payable in cash, and $6000.00 is payable in common shares of the Corporation. The cash portion shall be payable as follows: $3750.00 upon execution of an agreement, $2000.00 payable before 3/31/98 or upon filing of the Registration Statement with the SEC whichever comes first; and the final payment of $1750.00 upon effectiveness of the Registration Statement. The stock portion shall be payable as follows: Common shares subject to restriction under SEC Rule 144 with price of each share being set at the average trading price of the Corporation's stock during the 30 day period of April 1998. If for any reason the trading ceases during that time period, then the price will be set on the first continuous 30 day period thereafter. The Rule 144 restriction date begins with the signing of the agreement with A.B. Korelin and Associates.

          RESOLVED, the appointment of West Coast Consulting and Hamilton Martin Group to handle investor relations for the Corporation on a 90-day contract. Terms of the contract are as follows:

          4500 common shares to West Coast Consulting and 4500 common shares to Hamilton Martin Group. Common shares subject to restriction under SEC Rule 144.

          RESOLVED, John Holmes is empowered to sign a new office space lease on behalf of the Company.

          RESOLVED, that the Corporation will put to a vote of the shareholders the amendment of Article I. of the Companies Articles of Incorporation to change the Corporations name to NBG Radio Network, Inc. at the upcoming Annual Shareholder's Meeting.

          RESOLVED, that the next meeting of the Directors is scheduled for Tuesday, March 24, 1998 at 1:00pm PST. Location: One Lincoln Center - Portland, Oregon.

          RESOLVED, that the Corporation will appoint Neal & Associates, LLC to source and negotiate barter transactions and contracts. John A. Holmes must approve all barter transactions submitted by Neal & Associates, LLC.

          Upon motion duly made, seconded, and carried, all of the Resolutions adopted by the Directors in the previous year were ordered to be filed with the Secretary and attached to these minutes and are thereby made a part thereof.

          There being no other business to be transacted, upon motion duly made, seconded, and unanimously carried, the meeting was adjourned.



---------------------------------------------
Secretary



ATTEST:

/s/ JOHN A. HOLMES III
---------------------------------------------
Director



---------------------------------------------
Director

                    CERTIFICATE OF AMENDMENT OF INCORPORATION
                            (After Issuance of Stock)

                          NOSTALGIA BROADCASTING CORP,

          We the undersigned, John A. Holmes III, President, and Lee E. Morgan, Corporate Secretary, of NOSTALGIA BROADCASTING CORP. do hereby certify:

          That the Board of Directors of said corporation at a meeting duly convened, held on the 15th day of January, 1998, adopted a resolution to amend the original articles as follows:

          Article I is hereby amended to read as follows:

          1. The name of the corporation is:

                             NBG RADIO NETWORK, INC

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,110,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.



                                                  /s/ JOHN A. HOLMES III
                                                  -----------------------------
                                                  President

                                                  /s/ LEE E. MORGAN
                                                  -----------------------------
                                                  Secretary


State of Oregon          )
                         )ss.
County of Washington     )



          On February 4, 1998, personally appeared before me, a Notary Public, John A Holmes III, and Lee E. Morgan who acknowledged that they executed the above instrument.


                                                  /s/ JOHN J. BRUMFIELD
                                                  -----------------------------
                                                  Signature of Notary

[NOTARY SEAL]

                    RECEIPT NO.                                 FY800045306
                    NOSTALGIA BROADCASTING CORP
                    02/12/1998                                        75.00
                    REC'D By SSH

                    RECEIPT NO.                                FY9800045307
                    NOSTALGIA BROADCASTING CORP
                    02/12/1998                                        50.00
                    REC'D BY SSH


                   CERTIFICATE OF AMENDMENT OF INCORPORATION
                            (After Issuance of Stock)

                          NOSTALGIA BROADCASTING CORP.

          We the undersigned, John A. Holmes III, President, and Lee E. Morgan, Corporate Secretary, of NOSTALGIA BROADCASTING CORP. do hereby certify:

          That the Board of Directors of said corporation at a meeting duly convened, held on the 15th day of January, 1998, adopted a resolution to amend the original articles as follows:

          Article I is hereby amended to read as follows:

          1. The name of the corporation is:

                             NBG RADIO NETWORK, INC.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,110,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.




                                                  /s/ JOHN A. HOLMES III
                                                  -----------------------------
                                                  President

                                                  /s/ LEE E. MORGAN
                                                  -----------------------------
                                                  Secretary



State of Oregon         )
                        ) ss.
County of Washington    )





          On February 4, 1998, personally appeared before me, a Notary Public, John A Holmes III, and Lee E. Morgan who acknowledged that they executed the above instrument.


                                                  /s/ JOHN J. BRUMFIELD
                                                  -----------------------------
                                                  Signature of Notary
[NOTARY SEAL]

                               SECRETARY OF STATE

                                  [STATE SEAL]


                            CERTIFICATE OF EXISTENCE
                          WITH STATUS IN GOOD STANDING

1, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that I am, by the laws of said State, the custodian of the records relating to filings by corporations, limited-liability companies, limited partnerships, and limited-liability partnerships pursuant to Title 7 of the Nevada Revised Statutes which are either presently in a status of good standing or were in good standing for a time period subsequent of 1976 and am the proper officer to execute this certificate,

I further certify that the records of the Nevada Secretary of State, at the date of this certificate, evidence, NBG RADIO NETWORK, INC., as a corporation duly organized under the laws of Nevada and existing under and by virtue of the laws of the State of Nevada since March 27, 1996, and is in good standing in this state.



                              IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on February 23, 1998.


                                    /s/ DEAN HELLER
                                      Secretary of State


                              By  [SIG]
                                   Certification Clerk


[STATE SEAL]

                                 SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             NBG Radio Network, Inc.
                                   Registrant


April 4, 1998                                 By: /s/ John A. Holmes III
-----------------                                 ----------------------------
Date                                              John A. Holmes III
                                                  President/CEO/Director